As filed with the Securities and Exchange Commission on June 28, 2005

Registration No. 333-125255

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3 to

Form S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

AGCO Corporation

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	58-1960019 (I.R.S. Employer Identification No.)

3523
(Primary Standard Industrial
Classification Number)
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Stephen D. Lupton
Senior Vice President of Corporate Development and General Counsel
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With copies to:

W. Brinkley Dickerson, Jr. Troutman Sanders LLP 600 Peachtree Street, Suite 5200 Atlanta, Georgia 30308-2216 (404) 885-3000	M. Hill Jeffries Alston & Bird LLP One Atlantic Center 1201 West Peachtree Street Atlanta, Georgia 30309-3424 (404) 881-7000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box. ☐

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of
Each Class of	Amount	Proposed Maximum	Proposed Maximum
Securities	to be	Offering Price Per	Aggregate	Amount of
to be Registered	Registered	Note	Offering Price	Registration Fee
1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033	$201,250,000	$945 (1)	$190,181,250 (1)	$22,384.34
Common Stock, par value $0.01 per share	11,789,687 (2)	—	—	(3)

(1)	Estimated pursuant to Rule 457(f)(1) under the Securities Act solely for the purpose of calculating the registration fee. The price per $1,000 original principal amount of 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033 is based on the average high and low prices for the registrant’s 1 3/4% Convertible Senior Subordinated Notes due 2033 in secondary market transactions on May 20, 2005, as reported to the registrant.

(2)	Represents an estimate of the maximum number of shares of common stock issuable upon conversion of the notes registered hereby at a conversion rate of 58.5823 shares per $1,000 principal amount of notes. Pursuant to Rule 416 under the Securities Act, the number of shares registered hereby shall be deemed to include any additional shares of our common stock issued or issuable upon conversion of the notes registered hereby from the split of, or the stock dividend on, such registered shares.

(3)	Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the shares of common stock issuable upon conversion of the notes registered hereby because no additional consideration will be received by the registrant in connection with the exercise of the conversion privilege.

      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

AGCO Corporation

Offer to Exchange

1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033
for
All Our Outstanding 1 3/4% Convertible Senior Subordinated Notes due 2033

Subject to the Terms and Conditions Described in this Prospectus

THE EXCHANGE OFFER WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON
JUNE 29, 2005 UNLESS EXTENDED OR EARLIER TERMINATED BY US.

This Prospectus describes the offer of AGCO Corporation (we or us) to exchange our 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033, which we refer to herein as the New Securities, for all of our outstanding 1 3/4% Convertible Senior Subordinated Notes due 2033, which we refer to herein as the Old Notes, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal. The terms of the New Securities are substantially similar to the terms of the Old Notes. Tenders of Old Notes may be withdrawn at any time before midnight, New York City time, on the expiration date of the exchange offer. We will not receive any proceeds from the exchange offer. The exchange offer is conditioned upon the valid tender of a majority in aggregate principal amount of Old Notes and certain other customary conditions.

We will issue up to $201,250,000 aggregate original principal amount of New Securities in the exchange offer. The New Securities will bear cash interest at a rate equal to 1 3/4% per year on the principal amount. Interest on the New Securities is payable semi-annually in arrears in cash on June 30 and December 31 of each year. The New Securities mature on December 31, 2033, unless earlier redeemed, repurchased or converted. The New Securities will be subordinated to all of our existing and future senior indebtedness, other than the Old Notes, and are effectively subordinated to all debt and other liabilities of our subsidiaries. Holders may convert the New Securities into cash and, to the extent the aggregate conversion value exceeds the aggregate principal amount of New Securities being converted, shares of our common stock at an initial conversion rate of 44.7193 shares per $1,000 principal amount of New Securities (representing a conversion price of approximately $22.36 per share), subject to adjustment, prior to the close of business on the maturity date upon satisfaction of a market price condition, satisfaction of a trading price condition, notice of redemption or specified corporate transactions. We will increase the conversion rate for New Securities converted in connection with certain change of control transactions occurring on or prior to December 31, 2010, subject to certain conditions.

Our common stock is listed on the New York Stock Exchange under the symbol “AG.’’ On May 23, 2005, the last reported sale price of our common stock on the New York Stock Exchange was $17.77 per share.

Investing in the New Securities involves risks. See “Risk Factors’’ beginning on page 10 of this prospectus.

Neither AGCO Corporation, our officers, our board of directors, the exchange agent, the information agent, the dealer manager nor any other person is making any recommendation as to whether you should choose to exchange your Old Notes for the New Securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY

Dealer Manager

June 28, 2005

     This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus has been delivered, a copy of any and all of these filings upon written or oral request. To obtain timely delivery of this information, we must receive your request by June 16, 2005. You may request a copy of these filings by writing or telephoning us at:

Investor Relations
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096
(770) 813-9200

 i

WHERE YOU CAN FIND MORE INFORMATION

Available Information

     We file reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may obtain copies of this information by mail from the Public Reference Room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site at www.sec.gov that contains reports, proxy statements and other information regarding registrants like us that file electronically. Reports, proxy statements and other information concerning us also may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. We also maintain an internet site at www.agcocorp.com that contains information concerning us and our affiliates. The information at our internet site is not incorporated by reference in this prospectus, and you should not consider it to be a part of this prospectus.

Incorporation by Reference

     The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede that information. We incorporate by reference the following documents that we have filed with the SEC (SEC File No. 1-12930):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;

•	Our Current Reports on Form 8-K dated April 21, 2005, May 24, 2005 and May 26, 2005.

•	Our proxy statement relating to our Annual Meeting of Stockholders held on April 21, 2005 (other than the material contained under the headings “Audit Committee Report,” “Compensation Committee Report on Executive Compensation” and “Performance Graph”); and

•	The description of our common stock contained in our Registration Statement on Form 8-A dated March 17, 1992, as amended by Amendment No. 1 on Form 8-A/A dated August 19, 1999.

     We also are incorporating by reference the documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this prospectus and the termination of the offering of New Securities contemplated hereby. In no event, however, will any of the information that we disclose under Item 2.02 or Item 7.01 of any Current Report on Form 8-K that we may from time to time file with the SEC be incorporated by reference into, or otherwise a part of, this prospectus.

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SUMMARY

     This summary contains basic information about us and this offering. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and any additional information incorporated by reference and described above under the heading “Where You Can Find More Information,” before you invest.

     Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “AGCO,” “we,” “us,” “our” or similar references mean AGCO Corporation and its subsidiaries.

OUR COMPANY

     We are the third largest manufacturer and distributor of agricultural equipment and related replacement parts in the world based on annual net sales. We sell a full range of agricultural equipment, including tractors, combines, self-propelled sprayers, hay tools, forage equipment and implements, and a line of diesel engines. Our products are widely recognized in the agricultural equipment industry and are marketed under a number of brand names including AGCO®, Challenger®, Fendt®, Gleaner®, Hesston®, Massey Ferguson®, New Idea®, RoGator®, Spra-Coupe®, Sunflower®, Terra-Gator®, Valtra“, and White™ Planters. We distribute most of our products through a combination of approximately 3,900 independent dealers and distributors in more than 140 countries. In addition, we provide retail financing in North America, the United Kingdom, Australia, France, Germany, Ireland and Brazil through our finance joint ventures with Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

     Since our formation in June 1990, we have grown substantially through a series of over 20 acquisitions. We have been able to expand and strengthen our independent dealer network, introduce new tractor product lines and complementary non-tractor products in new markets and expand our replacement parts business to meet the needs of our customers.

     The address of our principal executive offices is 4205 River Green Parkway, Duluth, Georgia 30096, and our telephone number is (770) 813-9200. Our internet site is www.agcocorp.com. Information contained on our internet site is not incorporated by reference into this prospectus. You should not consider information contained on our internet site to be a part of this prospectus.

THE EXCHANGE OFFER

Purpose of the Exchange Offer	The purpose of the exchange offer is to exchange New Securities for Old Notes with certain different terms. The Financial Accounting Standards Board’s adoption of Emerging Issues Task Force, or EITF, Issue 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share, referred to herein as EITF 04-8, recently became effective for reporting periods ending after December 15, 2004 and changed the accounting rules applicable to the Old Notes. The change to the applicable accounting rules required us to include the common stock issuable upon conversion of the Old Notes in our diluted shares outstanding for purposes of calculating our diluted earnings per share. Under the terms of the New Securities, by committing to pay a portion of the consideration upon conversion of the new notes in cash, we will be able to apply the method described in EITF 04-8, EITF Issue 90-19, Convertible Bonds with Issuer Option to Settle for Cash upon Conversion, referred to herein as EITF 90-19, and EITF D-72, Effect of Contracts That May Be Settled in Stock or Cash on the Computation of Diluted Earnings per Share, referred to herein as EITF D-72, to calculate diluted earnings per share from and after the exchange offer. Assuming the exchange of substantially all of the Old Notes for New Securities, we expect that our reported diluted earnings per share in future periods will be higher than had we not undertaken the exchange offer because fewer shares will be included in the diluted earnings per share calculation.

The Exchange Offer	We are offering to exchange $1,000 principal amount of New Securities for each $1,000 principal amount of Old Notes accepted for exchange. You may tender for exchange all or a portion (in $1,000 multiples) of your Old Notes.

Conditions to the Exchange Offer	The exchange offer is conditioned upon the valid tender of a majority in aggregate principal amount of Old Notes and certain other customary conditions. See “The Exchange Offer— Conditions to the Exchange Offer.”

Expiration Date; Extension	The exchange offer will expire at midnight, New York City time, on June 29, 2005, which date we refer to as the “expiration date,” unless extended or earlier terminated by us. We may extend the expiration date for any reason. If we decide to extend it, we will announce any extensions by press release or other permitted means no later than 9:00 a.m., New York City time, on the business day after the scheduled expiration of the exchange offer.

Withdrawal of Tenders	Tenders of the Old Notes may be withdrawn in writing at any time prior to midnight, New York City time, on the expiration date.

Procedures for Exchange	Old Notes must be tendered by electronic transmission of acceptance through The Depository Trust Company’s, or DTC’s, Automated Tender Offer Program, or ATOP. In order to tender your Old Notes, you must so instruct the broker or other financial institution that maintains the account in which your Old Notes are held. A letter of transmittal need not accompany tenders effected through ATOP, although by tendering through ATOP, you agree to be bound by the terms of the letter of transmittal. Please carefully follow the instructions contained in this prospectus on how to tender your securities. We will determine in our reasonable discretion whether any Old Notes have been validly tendered. See “The Exchange Offer—Procedures for Exchange.”

Acceptance of Old Notes	If all the conditions to the exchange offer are satisfied or waived prior to the expiration date, we will accept all Old Notes validly tendered and not withdrawn prior to the expiration date and will issue the New Securities promptly after the expiration date. We will issue the New Securities in exchange for Old Notes only after the exchange agent has received a timely book-entry confirmation of transfer of Old Notes into the exchange agent’s

DTC account. Our oral or written notice of acceptance to the exchange agent will be considered our acceptance of the exchange offer. If we terminate the exchange offer or if we do not accept any of your Old Notes for exchange, they will be returned to you without expense promptly after the expiration or termination of the exchange offer.

Amendment of the Exchange Offer	We reserve the right not to accept any Old Notes tendered and to modify the terms of the exchange offer, provided that we will comply with applicable laws that may require us to extend the period during which Old Notes may be tendered or withdrawn as a result of changes in the terms of or information relating to the exchange offer.

Use of Proceeds	We will not receive any cash proceeds from the exchange offer. Old Notes that are validly tendered and exchanged pursuant to the exchange offer will be retired and canceled.

Fees and Expenses of the Exchange Offer	We estimate that the total fees and expenses of the exchange offer will be approximately $685,000.

Interest on the New Securities	The New Securities will bear interest from the most recent interest payment date to which interest has been paid on the Old Notes. Holders whose Old Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Old Notes.

United States Federal Income Tax Considerations
The U.S. federal income tax consequences of the exchange offer and of the ownership and disposition of the New Securities are not entirely clear because there is no statutory, administrative or judicial authority that specifically addresses an exchange with the terms of the exchange offer. Notwithstanding this lack of specific guidance and based on its interpretation of the Treasury regulations, in the opinion of Troutman Sanders LLP, the differences between the terms of the Old Notes and the New Securities are not economically significant. On that basis, while it is not free from doubt, in the opinion of Troutman Sanders LLP, the exchange of Old Notes for New Securities should not constitute a “significant modification” of the terms of the Old Notes and, therefore, a U.S. holder should not recognize any gain or loss as a result of the exchange, and should have the same tax basis and holding period in the New Securities as such U.S. Holder had in the Old Notes. By participating in the exchange offer, each holder will be deemed to have agreed to treat the exchange as not constituting a Taxable Exchange. This position, however, is subject to considerable uncertainty and could be challenged by the IRS. If the exchange were to constitute a Taxable Exchange, in the opinion of Troutman Sanders LLP, the exchange should constitute a non-taxable recapitalization in which an exchanging holder would not recognize gain or loss. However, if the exchange were to constitute a Taxable Exchange, and either the Old Notes or the New Securities were not treated as “securities” for United States federal income tax purposes, in the opinion of Troutman Sanders LLP, the exchange would be a taxable transaction for United States federal income tax purposes. See “United States Federal Tax Considerations” for more information on the tax consequences of the exchange offer.

Effect on Liquidity and Capital Resources
Although we do not currently have in place a financial facility with which to pay the cash amount due upon maturity or conversion of the New Securities, our financial position currently is sufficiently strong that we would expect to have ready access to a bank loan facility or the broader debt and equity markets to the extent needed. Typically, convertible securities are not converted prior to expiration unless called for redemption, which we would not do if sufficient funds were not available to us. As a result, we do not expect the New Securities to be converted in the foreseeable future.

Old Notes Not Tendered or Accepted for Exchange
Any Old Notes not accepted for exchange for any reason will be returned without expense to you promptly after the expiration or termination of the exchange offer. If you do not exchange your Old Notes in the exchange offer, or if your Old Notes are not accepted for exchange, you will continue to hold your Old Notes and will be entitled to all the rights and subject to all the limitations applicable to the Old Notes.

Consequences of Not Exchanging Old Notes	The liquidity of any trading market for Old Notes not tendered for exchange, or tendered for exchange but not accepted, could be significantly reduced to the extent that Old Notes are tendered and accepted for exchange in the exchange offer.

Deciding Whether to Participate in the Exchange Offer
Neither we, our officers, our board of directors, the exchange agent, the information agent, the dealer manager nor any other person makes any recommendation as to whether you should tender or refrain from tendering all or any portion of your Old Notes in the exchange offer. Further, we have not authorized anyone to make any such recommendation. You should make your own decision as to whether you should tender all or a portion of your Old Notes in the exchange offer after reading this prospectus, including the section entitled “Risk Factors,” and the letter of transmittal and after consulting with your advisors, if any, based on your own financial position and requirements.

Dealer Manager	Morgan Stanley & Co. Incorporated is the dealer manager for the exchange offer.

Exchange Agent	SunTrust Bank is the exchange agent for the exchange offer. You should address any questions regarding the procedures for tendering Old Notes to the exchange agent. Its address and telephone number are located on the back cover of this prospectus.

Information Agent	Morrow & Company, Inc. is the information agent for the exchange offer. You should address requests for additional copies of this prospectus or the letter of transmittal to the information agent. Its address and telephone numbers are located on the back cover of this prospectus.

MATERIAL DIFFERENCES BETWEEN THE OLD NOTES AND THE NEW SECURITIES

     While the terms of the New Securities are similar to the terms of the Old Notes, the material differences between the Old Notes and the New Securities are illustrated in the table below. The table below is qualified in its entirety by the information contained elsewhere in this prospectus and the documents governing the Old Notes and the New Securities, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. For a more detailed description of the New Securities, see “Description of the New Securities.” For a more detailed description of the Old Notes, please read the offering memorandum for the Old Notes dated December 17, 2003, copies of which are available from the information agent upon request. The Old Notes have a maturity date of December 31, 2033 and were offered to qualified institutional buyers under the SEC’s Rule 144A and subsequently registered on Form S-3 filed with the SEC on March 12, 2004.

	Old Notes	New Securities
Securities Offered	$201,250,000 aggregate principal amount of 1 3/4% Convertible Senior Subordinated Notes due 2033.	Up to $201,250,000 aggregate principal amount of 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033.

Settlement upon Conversion	Upon conversion of the Old Notes, we will deliver shares of our common stock at a conversion rate equal to 44.7193 shares of common stock per $1,000 principal amount of Old Notes (representing a conversion price of approximately $22.36 per share), subject to adjustment. No amount in cash will be delivered upon settlement of the conversion of Old Notes, except in lieu of any fractional shares of our common stock.	Subject to certain exceptions, upon conversion, holders may convert any outstanding New Securities into cash and shares of our common stock, if any, at an initial conversion rate equal to 44.7193 shares of common stock per $1,000 principal amount of New Securities (representing a conversion price of approximately $22.36 per share), subject to adjustment.

Upon conversion of New Securities, we will deliver for each $1,000 principal amount of New Securities:

• an amount in cash, known as the principal return, equal to the lesser of (a) the aggregate principal amount of the New Securities being converted, and (b) the aggregate conversion value of the New Securities being converted, which is equal to (i) the applicable conversion rate, multiplied by (ii) the applicable stock price, as described in “Description of the New Securities—Conversion of New Securities”;

• if the aggregate conversion value of the New Securities being converted is greater than the aggregate principal amount, such difference being referred to as the net share amount, the number of whole shares of our common stock, known as the net shares, determined by dividing the net share amount by the applicable stock price; and

• such amount of cash in lieu of any fractional shares of our common stock.

	Old Notes	New Securities
Adjustment to Conversion Rate in Fundamental Change Transactions	None
If a change of control transaction that qualifies as a fundamental change occurs on or prior to December 31, 2010, under certain circumstances we will increase the conversion rate for New Securities converted in connection with the transaction. The amount of the increase in the conversion rate, if any, will depend upon the effective date of such transaction and the price per share of our common stock on the effective date, all as calculated under “Description of the New Securities— Conversion of New Securities— Adjustment to Conversion Rate in Fundamental Change Transactions.” No adjustment to the conversion rate will be made if the price per share of common stock on the effective date is less than $17.07 (as adjusted) or more than $110.00 (as adjusted). If the acquirer or certain of its affiliates in the fundamental change transaction has publicly traded common stock, we may, instead of increasing the conversion rate as described above, cause the New Securities to become convertible into the publicly traded common stock of the acquirer, to be settled in the manner described above with cash equal to the principal return and the balance, if any, payable in shares of such acquirer common stock.

     The exchange offer will result in our reporting higher earnings per share in future reporting periods than if the exchange did not occur because the number of shares of our common stock issuable upon conversion of the New Securities will be less than the number of shares issuable upon conversion of the Old Notes (as a result of settling the aggregate principal amount of the New Securities in cash rather than common stock upon conversion). As an example of this effect, had we consummated the exchange offer on January 1, 2004, our earnings per share for the year ended December 31, 2004 would have been $1.83 compared to our actual result of $1.71. The exchange offer does not have an effect on our prior reporting periods, so no retroactive restatement of our earnings per share prior to our consummation of the exchange offer is necessary.

SUMMARY OF NEW SECURITIES

     The following is a brief summary of some of the terms of the New Securities. For a more complete description of the terms of the New Securities, see “Description of the New Securities.”

Issuer	AGCO Corporation

New Securities Offered	Up to $201,250,000 principal amount of 1 3/4% Convertible Senior Subordinated Notes, Series B, due 2033.

Maturity Date	December 31, 2033.

Interest Rate	1 3/4% per year on the principal amount, payable semi-annually in arrears in cash on June 30 and December 31 of each year, from the most recent interest payment date to which interest has been paid on the Old Notes.

Conversion	You may convert your New Securities prior to the close of business on the final maturity date under any of the following circumstances:

	•	if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter; or

	•	during the five business day period after any five consecutive trading day period in which the trading price per $1,000 principal amount of New Securities for each day of such period was less than 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the New Securities; or

	•	if the New Securities have been called for redemption; or

	•	upon the occurrence of specified corporate transactions described under “Description of the New Securities—Conversion of New Securities.”

Settlement upon Conversion	Subject to certain exceptions, upon conversion of the New Securities, we will deliver for each $1,000 original principal amount of New Securities:

	•	an amount in cash, known as the principal return, equal to the lesser of (a) the aggregate principal amount of the New Securities being converted and (b) the aggregate conversion value of the New Securities being converted, which is equal to (i) the applicable conversion rate, initially 44.7193 shares per $1,000 principal amount of New Securities (representing a conversion price of approximately $22.36 per share), multiplied by (ii) the applicable stock price, which is the five trading day average closing price of our common stock beginning on the second trading day immediately following conversion or, if the New Securities are tendered for conversion after we have called them for redemption, beginning on the second trading day following the redemption date, as described in “Description of the New Securities—Conversion of New Securities”;

	•	if the aggregate conversion value of the New Securities being converted is greater than the aggregate principal amount of the New Securities being converted, such difference being referred to as the net share amount, the number of whole shares of our common stock, known as the net shares, determined by dividing the net share amount by the applicable stock price; and

	•	such amount of cash in lieu of any fractional shares of our common stock.

Adjustment to Conversion Rate in Fundamental Change Transactions and Public Acquirer Change of Control

If a change of control transaction that qualifies as a fundamental change, as defined below, occurs on or prior to December 31, 2010, under certain circumstances we will increase the conversion rate for New Securities converted in connection with the transaction. The amount of the increase in the conversion rate, if any, will depend upon the effective date of the transaction and the price per share of our common stock on the effective date, all as calculated under “Description of the New Securities—Conversion of New Securities—Adjustment to Conversion Rate in Fundamental Change Transactions”; provided that no adjustment to the conversion rate will be made if the price per share of our common stock on the effective date is less than $17.07 (as adjusted) or more than $110.00 (as adjusted). Subject to certain exceptions, a fundamental change is defined as an exchange offer, tender offer, consolidation, merger, reclassification, recapitalization or liquidation in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration which is not at least 90% publicly traded common stock. See “Description of the New Securities—Conversion of New Securities— Adjustment to Conversion Rate in Fundamental Change Transactions.” Certain transactions are excluded from the definition of fundamental change under the indenture.

If the acquirer or certain of its affiliates in the fundamental change transaction has publicly traded common stock, instead of increasing the conversion rate as described above, we may cause the New Securities to become convertible into the publicly traded common stock of the acquirer, to be settled in the manner described above with cash equal to the principal return and the balance, if any, payable in shares of such acquirer common stock.

The conversion rate is also subject to adjustment upon the occurrence of other events described in the indenture and the New Securities. See “Description of New Securities—Conversion of New Securities —Conversion Procedures.”

Subordination	The New Securities will be subordinated to all of our existing and future senior indebtedness, other than the Old Notes, and are effectively subordinated to all debt and other liabilities of our subsidiaries.

Redemption	We may redeem any of the New Securities beginning January 1, 2011, by giving you at least 30 days notice. We may redeem New Securities either in whole or in part at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest.

Designated Event	If a designated event (as described under “Description of New Securities— Repurchase at Option of the Holder Upon a Designated Event”) occurs prior to maturity, you may require us to repurchase all or part of your New Securities at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Repurchase at the Option of the Holder	You may require us to repurchase your New Securities on December 31 of 2010, 2013, 2018, 2023 and 2028 at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

Use of Proceeds	We will not receive any proceeds from the exchange of the Old Notes for the New Securities in the exchange offer.

Certain U.S. Federal Income Tax
Consequences	See “United States Federal Tax Considerations” for a summary of material United States federal income tax consequences or potential consequences that may result from the exchange of Old Notes for New Securities and from the ownership and disposition of the New Securities and common stock, if any, received upon conversion of the New Securities.

We will take the position that the exchange of Old Notes for New Securities will not constitute a Taxable Exchange because we believe the legal rights and obligations created by the New Securities do not differ from the legal rights and obligations created by the Old Notes to a degree that is economically significant. If, consistent with our position, the exchange of Old Notes for New Securities does not constitute a Taxable Exchange, there will be no United States federal income tax consequences to a holder who exchanges Old Notes for New Securities, and each holder will have the same tax basis and holding period in the New Securities as such holder had in the Old Notes immediately prior to the exchange. By participating in the exchange offer, each holder will be deemed to have agreed to treat the exchange offer as not constituting a Taxable Exchange for United States federal income tax purposes. However, there can be no assurance that the IRS will agree that the exchange of Old Notes for New Securities is not a Taxable Exchange, and if, contrary to our position, the exchange were to constitute a Taxable Exchange, and either the Old Notes or the New Securities were not treated as “securities” for United States federal income tax purposes, the exchange would be a taxable transaction for United States federal income tax purposes.

Form	The New Securities will be issued in book-entry form and represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the New Securities will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trading	We cannot guarantee the liquidity or the development of any trading market for the New Securities. We do not intend to list the New Securities for trading on any automated inter-dealer quotation system or national securities exchange. Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol “AG”.

RISK FACTORS

     Investing in the New Securities and our common stock involves risks. In deciding whether to invest in the New Securities and our common stock, you should carefully consider the following risk factors, in addition to the other information contained or incorporated by reference in this prospectus. If any of the following events occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the value of the New Securities and our common stock could decline and you may lose all or part of your investment.

Risks Relating to the Exchange Offer

Old Notes that are not exchanged for New Securities will cause additional dilution to earnings per share for all past and future periods they remain outstanding.

     In September 2004, the EITF reached a final consensus on Issue 04-8, The Effect of Contingently Convertible Instruments on Diluted Earnings per Share, addressing when the dilutive effect of contingently convertible debt with a market price trigger should be included in diluted earnings per share, or EPS. According to the final consensus, these securities should be treated as convertible securities and included in dilutive EPS calculations (if dilutive) regardless of whether the market price trigger has been met. The EITF agreed that the final consensus would be effective for all periods ending after December 15, 2004 and would be applied by retroactively restating previously reported EPS.

     To the extent that Old Notes are not exchanged for New Securities and remain outstanding, the common stock issuable upon the conversion of the Old Notes must be included in the calculation of diluted earnings per share and will cause additional dilution. For each $1,000 in principal of our Old Notes not exchanged, we will need to continue to add 44.7193 shares to diluted shares outstanding for future reporting periods.

The United States federal income tax consequences of the exchange offer are unclear.

     The formal exchange of an old debt instrument for a new debt instrument will generally be treated as an exchange for United States income tax purposes if the exchange results in a “significant modification” of the old debt instrument. The exchange of Old Notes for New Securities will constitute a significant modification of the terms of the Old Notes if, based on all facts and circumstances, the legal rights or obligations of the Old Notes are altered to an extent and degree that is considered “economically significant.” We will take the position that the exchange of Old Notes for New Securities will not constitute a Taxable Exchange, which is an exchange that results in a significant modification of a debt instrument, because we believe the legal rights and obligations created by the New Securities do not differ from the legal rights and obligations created by the Old Notes to a degree that is economically significant. There can be no assurance, however, that the IRS will agree that the exchange of Old Notes for New Securities is not a Taxable Exchange. If the exchange were to constitute a Taxable Exchange, and either the Old Notes or the New Securities were not treated as “securities” for United States federal income tax purposes, the exchange would be a taxable transaction for United States federal income tax purposes.

If you do not exchange your Old Notes, the Old Notes you retain may become less liquid as a result of the exchange offer.

     If a significant number of Old Notes are exchanged in the exchange offer, the liquidity of the trading market for the Old Notes, if any, after the completion of the exchange offer may be substantially reduced. Any Old Notes exchanged will reduce the aggregate number of Old Notes outstanding. As a result, the Old Notes may trade at a discount to the price at which they would trade if the transactions contemplated by this prospectus were not consummated, subject to prevailing interest rates, the market for similar securities and other factors. We cannot assure you that an active market in the Old Notes will exist or be maintained, and we cannot assure you as to the prices at which the Old Notes may be traded.

Our Board of Directors has not made a recommendation with regard to whether or not you should tender your Old Notes in the exchange offer, and we have not obtained a third party determination that the exchange offer is fair to holders of the Old Notes.

     We are not making a recommendation as to whether holders of the Old Notes should exchange them. We have not retained and do not intend to retain any unaffiliated representative to act solely on behalf of the holders of the Old Notes for purposes of negotiating the terms of the exchange offer and/or preparing a report concerning the fairness of the exchange offer. We cannot assure holders of the Old Notes that the value of the New Securities received in the exchange offer will in the future equal or exceed the value of the Old Notes tendered, and we do not take a position as to whether you ought to participate in the exchange offer.

Risks Relating to the New Securities and Our Common Stock

If you hold New Securities, you will not be entitled to any rights with respect to our common stock, but you will be subject to all changes made with respect to our common stock.

     If you hold New Securities, you will not be entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you will be subject to all changes affecting our common stock. You will only be entitled to rights in our common stock if and when we deliver shares of common stock to you in exchange for your New Securities and in limited cases under the anti-dilution adjustments of the New Securities. The rights and privileges of the common stock you receive in connection with a conversion of New Securities may be different from the rights and privileges of our common stock at the time you acquired New Securities, and you will not have had an opportunity to vote with respect to such changes. For example, in the event that an amendment is proposed to our restated certificate of incorporation or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock if the amendment is adopted.

Upon conversion, holders of the New Securities will receive cash, but may not receive any shares of our common stock or fewer shares of common stock than they would have received upon the conversion of the Old Notes.

     We will satisfy our conversion obligation to holders by paying the aggregate principal amount of the New Securities in cash and by delivering an amount of shares of our common stock only to the extent the aggregate conversion value of the New Securities exceeds such aggregate principal amount. If the aggregate conversion value is less than the aggregate principal amount of New Securities being converted, we will satisfy our conversion obligation to holders solely by paying the conversion value in cash. Accordingly, upon conversion of the New Securities, you may not receive any shares of our common stock, and even if you do, you will receive fewer shares of common stock relative to the conversion value of the New Securities than you would have received as a holder of the Old Notes.

Upon conversion of the New Securities, you may receive less proceeds than expected because the value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of your New Securities is determined.

     The conversion value that you will receive upon conversion of your New Securities is determined by multiplying the applicable conversion rate by the average of the closing price of our common stock on the NYSE for five consecutive trading days beginning on the second trading day immediately following conversion or, if the New Securities are tendered for conversion after we have called them for redemption, beginning on the second trading day following the redemption date. The conversion value you receive will be adversely affected if the price of our common stock decreases during the applicable five trading day period.

We may not have the ability to consummate or to raise the funds necessary to finance the cash payment for consummating any conversion of the New Securities or the redemption or repurchase of the New Securities if required by holders pursuant to the indenture.

     Upon conversion of the New Securities, we are obligated by the indenture to pay at least a portion of the conversion value in cash. Further, upon a “designated event” under the indenture, we will be required to offer to redeem all outstanding notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest to the redemption date. In addition, holders may require us to repurchase their notes on December 31 of 2010, 2013, 2018, 2023 and 2028. However, it is possible that we will not have sufficient funds available at such times to make the required conversion payment, principal return, redemption or repurchase of the notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances or expressly prohibiting our redemption of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from redeeming the notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

The price of our common stock historically has experienced significant price and volume fluctuations, which may make it difficult for you to resell the New Securities or the common stock into which the New Securities are convertible.

     Subject to certain conditions, the New Securities may be converted into shares of our common stock. The market price of our common stock historically has experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the New Securities is expected to be affected significantly by the price of our common stock.

We may not have sufficient cash flow to make payments on the New Securities and our other indebtedness.

     Our ability to pay principal and interest on the New Securities and our other indebtedness and to fund our planned capital expenditures depends on our future operating performance. Our future operating performance is subject to a number of risks and uncertainties that are often beyond our control, including general economic conditions and financial, competitive, regulatory and environmental factors. For a discussion of some of these risks and uncertainties, see “— Risks Relating to Our Business.” Consequently, we cannot assure you that we will have sufficient cash flow to meet our liquidity needs, including making payments on our indebtedness.

     If our cash flow and capital resources are insufficient to allow us to make scheduled payments on our debt, we may have to sell assets, seek additional capital or restructure or refinance our debt. We cannot assure you that the terms of our debt will allow for these alternative measures or that such measures would satisfy our scheduled debt service obligations.

     If we cannot make scheduled payments on our debt:

•	the holders of our debt could declare all outstanding principal and interest to be due and payable;

•	the holders of our secured debt could commence foreclosure proceedings against our assets;

•	we could be forced into bankruptcy or liquidation; and

•	you could lose all or part of your investment in our notes and common stock.

Because the New Securities are unsecured, they are also effectively subordinated to any of our existing and future secured debt.

     Our obligations under the New Securities are unsecured. In contrast, some of our other debt obligations, including our existing revolving credit facility and our new revolving credit and term facilities, are or will be secured by a substantial portion of our assets. As a result, the New Securities are effectively subordinated to our obligations under our secured debt. If we are in default on these secured obligations, you may not receive principal and interest payment on your New Securities.

The value of the conversion right associated with the New Securities may be substantially lessened or eliminated if we are party to a merger, consolidation or other similar transaction.

     If we are party to a consolidation, merger or binding share exchange or transfer or lease of all or substantially all of our assets pursuant to which our common stock is converted into, or into the right to receive, cash, securities or other property, at the effective time of the transaction, the right to convert a New Security into our common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its New Security immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the New Securities in the future. For example, if we were acquired in a cash merger, each New Security would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on our future prospects and other factors.

The adjustment to the conversion rate in connection with a fundamental change transaction may not adequately compensate you for the lost option value of your New Securities as a result of such transaction and may not be enforceable.

     Upon the consummation of a fundamental change, as defined below in “Description of the New Securities -Repurchase at Option of the Holder Upon a Designated Event,” in which our common stock is converted into a right to receive cash or other consideration consisting primarily of illiquid securities, we will increase the conversion rate of the New Securities as described in “Conversion of New Securities—Adjustment to Conversion Rate in Fundamental Change Transactions.” The size of the adjustment, if any, will be based on the effective date of the fundamental change and the price per share of our common stock on the effective date. While the adjustment is intended to compensate you for the lost option value of the New Securities as a result of the fundamental change, the adjustment is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if the price paid per share of common stock in such transaction is less than $17.07 or more than $110.00, there will be no adjustment. Furthermore, our obligation to make any adjustment to the conversion rate could be considered an unenforceable penalty against the acquirer and, therefore, the adjustment could be subject to general principles of reasonableness of economic remedies.

You may only convert the New Securities under certain circumstances, none of which may occur.

     The New Securities may be converted into cash and shares of our common stock, if any, only if one or more of the conditions described under “Description of the New Securities” are satisfied. We cannot assure you that any New Securities you receive will become convertible prior to their stated maturity. If you are unable to convert your New Securities prior to their stated maturity, you may be unable to realize the value of the conversion rights associated therewith.

No public market exists for the New Securities.

     The New Securities are a new issue of securities for which there is currently no public market. We do not intend to list the New Securities on any national securities exchange or automated quotation system. While the Old Notes are not listed on any national securities exchange or quoted on an automated quotation system, several broker-dealers make a market in the Old Notes. We cannot assure you that an active or sustained trading market for the New Securities will develop or that the holders will be able to sell their New Securities. Since less than all of the Old Notes may be tendered in the exchange offer, we cannot assure you that the New Securities will have sufficient liquidity to avoid price volatility and trading disadvantages.

     Moreover, even if the holders are able to sell their New Securities, we cannot assure you as to the price at which any sales will be made. Future trading prices of the New Securities will depend on many factors, including, among other things, prevailing interests rates, our operating results and credit rating, the price of our common stock and the market for similar securities. Additionally, it is possible that the market for the New Securities will be subject to disruptions which may have a negative effect on the value of the New Securities, regardless of our prospects or financial performance.

Conversion of the New Securities will dilute the ownership interest of existing stockholders.

     The conversion of some or all of the New Securities into shares of our common stock will dilute the ownership interest of existing stockholders. Any sales in the public market of our common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the New Securities may encourage short selling by market participants because the conversion of the New Securities could depress the price of our common stock.

Adjustments to the conversion rate on the New Securities may result in a taxable distribution to you.

     The conversion rate of the New Securities will be adjusted if we distribute cash with respect to shares of our common stock and in certain other circumstances. Under Section 305(c) of the Internal Revenue Code of 1986, as amended (the “Code”), an increase in the conversion rate as a result of our distribution of cash to common stockholders generally will result in a deemed distribution to you. Other adjustments in the conversion rate (or failures to make such adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may have the same result. Any deemed distribution to you will be taxable as a dividend to the extent of our current or accumulated earnings and profits. If you are a non-U.S. Holder, as defined below in “United States Federal Tax Considerations,” any deemed distribution to you that is treated as a dividend will be subject to withholding tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Provisions in our stockholder rights plan and Delaware law may delay or prevent take-over attempts, which could adversely affect the value of shares of our common stock.

     Our stockholder rights plan, as amended, contains provisions that could make it harder for a third party to acquire us. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per one-hundredth of a share of junior preferred stock is $110.00, subject to adjustment. The rights will be exercisable only if a person or group acquires 20.0% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20.0% or more of our common stock or, in some circumstances, if other conditions are met. After the rights become exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or, in some circumstances, securities of the acquiror with a then current market value of two times the exercise price of the right. The rights are redeemable for $.01 per right, subject to adjustment, at the option of our Board of Directors. The rights may discourage take-over attempts because they could cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our Board of Directors because our Board of Directors may redeem the rights prior to the time we enter into a purchase and sale agreement with the acquirer. In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15.0% or more of our outstanding common stock. Although we believe the rights plan and Delaware law provide us an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our Board of Directors, these provisions apply even if a take-over attempt is considered beneficial by some stockholders.

Risks Relating to Our Business

     Our financial results depend heavily upon the agricultural industry, and factors that adversely affect the agricultural industry generally will adversely affect our results of operations and financial condition.

     Our success depends heavily on the vitality of the agricultural industry. Historically, the agricultural industry, including the agricultural equipment business, has been cyclical and subject to a variety of economic factors, governmental regulations and legislation, and weather conditions. Sales of agricultural equipment generally are related to the health of the agricultural industry, which is affected by farm income and debt levels, farm land values, and farm cash receipts, all of which reflect levels of commodity prices, acreage planted, crop yields, demand, government policies and government subsidies. Sales also are influenced by economic conditions, interest rate and exchange rate levels, and the availability of retail financing. Trends in the industry, such as farm consolidations, may affect the agricultural equipment market. In addition, weather conditions, such as heat waves or droughts, and pervasive livestock diseases can affect farmers’ buying decisions. Downturns in the agricultural industry due to these and other factors are likely to result in decreases in demand for agricultural equipment, which could adversely affect our sales, growth, results of operations and financial condition. During previous downturns in the farm sector, we experienced significant and prolonged declines in sales and profitability, and we expect our business to remain subject to similar market fluctuations in the future.

Our success depends on the introduction of new products, which will require substantial expenditures.

     Our long-term results depend upon our ability to introduce and market new products successfully. The success of our new products will depend on a number of factors, including:

•	customer acceptance;

•	the efficiency of our suppliers in providing component parts;

•	the economy;

•	competition; and

•	the strength of our dealer networks.

     As both we and our competitors continuously introduce new products or refine versions of existing products, we cannot predict the level of market acceptance or the amount of market share our new products will achieve. Any manufacturing delays or problems with our new product launches could adversely affect our operating results. We have experienced delays in the introduction of new products in the past, and we cannot assure you that we will not experience delays in the future. In addition, introducing new products could result in a decrease in revenues from our existing products. Consistent with our strategy of offering new products and product refinements, we expect to continue to use a substantial amount of capital for further product development and refinement. We may need more capital for product development and refinement than is available to us, which could adversely affect our business, financial condition or results of operations.

Rationalization of manufacturing facilities may cause production capacity constraints and inventory fluctuations, which could adversely affect our results of operations and financial condition.

     The rationalization of our manufacturing facilities has at times resulted in, and similar rationalizations in the future may result in, temporary constraints upon our ability to produce product quantities necessary to fill orders and thereby complete sales in a timely manner. A prolonged delay in our ability to fill orders on a timely basis could affect customer demand for our products and increase the size of our product inventories, causing future reductions in our manufacturing schedules and adversely affecting our results of operations. For example, after we transferred a portion of our production from our Coventry, England facility to our Beauvais, France facility, several suppliers to the Beauvais facility were unable to supply necessary components and parts in a timely manner. As a result, we were not able to meet our manufacturing and sales objectives for products produced at that facility and recently temporarily reduced our manufacturing targets to address these issues. Moreover, our continuous development and production of new products will often involve the retooling of existing manufacturing facilities. This retooling may limit our production capacity at certain times in the future, which could adversely affect our results of operations and financial condition.

We depend on suppliers for components and parts for our products, and any failure by our suppliers to provide products as needed or by us to promptly address supplier issues will adversely impact our ability to timely and efficiently manufacture and sell products.

     Our products include components and parts manufactured by others. As a result, our ability to timely and efficiently manufacture existing products, to introduce new products and to shift manufacturing of products from one facility to another depends on the quality of these components and parts and the timeliness of their delivery to our facilities. At any particular time, we depend on many different suppliers and the failure by one or more of our suppliers to perform as needed will result in fewer products being manufactured, shipped and sold. If the quality of the components or parts provided by our suppliers is less than required and we do not recognize that failure prior to the shipment of our products, we will incur higher warranty costs. The timely supply of component parts for our products also depends on our ability to manage our relationships with suppliers, to identify and replace suppliers that have failed to meet our schedules or quality standards, and to monitor the flow of components and accurately project our needs.

We have significant international operations and, as a result, we are exposed to risks related to foreign laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies. These risks may delay or reduce our realization of value from our international operations.

     For the fiscal year ended December 31, 2004, we derived approximately $3.9 billion or 73% of our revenues from sales outside North America. The primary foreign countries in which we do business are Germany, France, Brazil, the United Kingdom and Finland. In addition, we have significant manufacturing operations in France, Germany, Brazil, Denmark and Finland. Our results of operations and financial condition may be adversely affected by the laws, taxes, economic conditions, labor supply and relations, political conditions and governmental policies of the foreign countries in which we conduct business. Some of our international operations also are subject to various risks that are not present in domestic operations, including restrictions on dividends and the repatriation of funds. Foreign developing markets may present special risks, such as unavailability of financing, inflation, slow economic growth and price controls.

     Domestic and foreign political developments and government regulations and policies directly affect the international agricultural industry, which affects the demand for agricultural equipment. If demand for agricultural equipment declines, our sales, growth, results of operations and financial condition may be adversely affected. The application, modification or adoption of laws, regulations, trade agreements or policies adversely affecting the agricultural industry, including the imposition of import and export duties and quotas, expropriation and potentially burdensome taxation, could have an adverse effect on our business. The ability of our international customers to operate their businesses and the health of the agricultural industry in general are affected by domestic and foreign government programs that provide economic support to farmers. As a result, farm income levels and the ability of farmers to obtain advantageous financing and other protections would be reduced to the extent that any such programs are curtailed or eliminated. Any such reductions would likely result in a decrease in demand for agricultural equipment. For example, a decrease or elimination of current price protections for commodities or of subsidy payments for farmers in the European Union, the United States, Brazil or elsewhere in South America could negatively impact the operations of farmers in those regions, and, as a result, our sales may decline if these farmers delay, reduce or cancel purchases of our products.

We are subject to currency exchange rate fluctuations and interest rate changes, which could adversely affect our financial performance.

     We conduct operations in many areas of the world involving transactions denominated in a variety of currencies. Our production costs, profit margins and competitive position are affected by the strength of the currencies in countries where we manufacture or purchase goods relative to the strength of the currencies in countries where our products are sold. In addition, we are subject to currency exchange rate risk to the extent that our costs are denominated in currencies other than those in which we earn revenues and to risks associated with translating the financial statements of our foreign subsidiaries from local currencies into United States dollars. Similarly, changes in interest rates affect our results of operations by increasing or decreasing borrowing costs and finance income. Our most significant transactional foreign currency exposures are the Euro, Brazilian real and the Canadian dollar in relation to the United States dollar. Where naturally offsetting currency positions do not occur, we attempt to manage these risks by economically hedging some, but not all, of our exposures through the use of foreign currency forward exchange contracts. As with all hedging instruments, there are risks associated with the use of foreign currency forward exchange contracts, interest rate swap agreements and other risk management contracts. While the use of such hedging instruments provides us with protection from certain fluctuations in currency exchange and interest rates, we potentially forego the benefits that might result from favorable fluctuations in currency exchange and interest rates. In addition, any default by the counterparties to these transactions could adversely affect us. Despite our use of economic hedging transactions, we cannot assure you that currency exchange rate or interest rate fluctuations will not adversely affect our results of operations, cash flow, financial condition or the price of our notes and common stock.

We are subject to extensive environmental laws and regulations, and our costs related to compliance with, or our failure to comply with, existing or future laws and regulations could adversely affect our business and results of operations.

     We are subject to increasingly stringent environmental laws and regulations in the countries in which we operate. These regulations govern, among other things, emissions into the air, discharges into water, the use, handling and disposal of hazardous substances, waste disposal and the remediation of soil and groundwater contamination. Our costs of complying with these or any other current or future environmental regulations may be significant. For example, the European Union and the United States have adopted more stringent environmental regulations regarding emissions into the air. As a result, we will likely incur increased capital expenses to modify our products to comply with these regulations. Further, we may experience production delays if we or our suppliers are unable to design and manufacture components for our products that comply with environmental standards established by regulators. For example, our engine suppliers are subject to air quality standards, and production at our facilities could be impaired if these suppliers are unable to timely respond to any changes in environmental laws and regulations affecting engine emissions. Compliance with environmental and safety regulations has added and will continue to add to the cost of our products and increase the capital-intensive nature of our business. We cannot assure you that we will not be adversely impacted by costs, liabilities or claims with respect to our operations under existing laws or those that may be adopted in the future. If we fail to comply with existing or future laws and regulations, we may be subject to governmental or judicial fines or sanctions and our business and results of operations could be adversely affected.

Our labor force is heavily unionized, and our contractual and legal obligations under collective bargaining agreements and labor laws may subject us to greater risks of work interruption or stoppage and could cause our costs to be higher.

     Most of our employees, principally at our manufacturing facilities, are represented by collective bargaining agreements with contracts that expire on varying dates. Several of our collective bargaining agreements are of limited duration and, therefore, must be re-negotiated frequently. As a result, we could incur significant administrative expenses associated with union representation of our employees. Furthermore, we are at greater risk of work interruptions or stoppages than non-unionized companies, and any work interruption or stoppage could significantly impact the volume of goods we have available for sale. In addition, collective bargaining agreements and labor laws may impair our ability to reduce our labor costs by streamlining existing manufacturing facilities and in restructuring our business because of limitations on personnel and salary changes and similar restrictions.

We have significant pension obligations with respect to our employees.

     A portion of our active and retired employees participate in defined benefit pension plans under which we are obligated to provide prescribed levels of benefits regardless of the value of the underlying assets, if any, of the applicable pension plan. If our obligations under a plan are unfunded or underfunded, we will have to use cash flow from operations and other sources to pay our obligations either as they become due or over some shorter funding period. As of December 31, 2004, we had approximately $296.6 million in unfunded or underfunded obligations related to our pension and other post-retirement health care benefits.

The agricultural equipment industry is highly seasonal, and seasonal fluctuations may adversely affect our quarterly results of operations, cash flows and financial condition.

     The agricultural equipment business is highly seasonal, which causes our quarterly results to fluctuate during the year. December is typically our largest month for retail sales because our customers purchase a higher volume of our products at year end with funds from their completed harvests and when dealer incentives are greatest. In addition, farmers purchase agricultural equipment in the Spring and Fall in conjunction with the major planting and harvesting seasons. Our net sales and income from operations have historically been the lowest in the first quarter and have increased in subsequent quarters as dealers increase inventory in anticipation of increased retail sales in the third and fourth quarters.

We face intense competition and, if we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline.

     The agricultural equipment business is highly competitive, particularly in North America, Europe and Latin America. We compete with several large national and international companies that, like us, offer a full line of agricultural equipment. We also compete with numerous short-line and specialty manufacturers and suppliers of farm equipment products. Our two key competitors, Deere & Co. and CNH Global, are substantially larger than we are and have greater financial and other resources. In addition, in some markets, we compete with smaller regional competitors with significant market share in a single country or group of countries. We cannot assure you that these competitors will not substantially increase the resources devoted to the development and marketing, including discounting, of products that compete with our products. If we are unable to compete successfully against other agricultural equipment manufacturers, we could lose customers and our revenues and profitability may decline. There also can be no assurances that consumers will continue to regard our agricultural equipment favorably, and we may be unable to develop new products that appeal to consumers or unable to continue to compete successfully in the agricultural equipment business. In addition, competitive pressures in the agricultural equipment business may affect the market prices of new and used equipment, which, in turn, may adversely affect our sales margins and results of operations.

We have a substantial amount of indebtedness, which may adversely affect our ability to operate and expand our business.

     We have a significant amount of indebtedness. As of March 31, 2005, we had total long-term indebtedness, including current portions of long-term indebtedness, of approximately $1,138.9 million, including our $250.0 million principal amount 9 1/2% senior notes due 2008, which have been called for redemption since that date, stockholders’ equity of approximately $1,423.5 million and a ratio of long-term indebtedness to equity of .80 to 1.0. We also had short-term obligations of $111.3 million, capital lease obligations of $1.0 million, unconditional purchase or other long-term obligations of $309.6 million, and amounts funded under an accounts receivable securitization facility of $449.3 million. In addition, we had guaranteed indebtedness owed to third parties of approximately $92.2 million, primarily related to dealer and end-user financing of equipment.

     Our substantial indebtedness could have important adverse consequences. For example, it could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, which would reduce the availability of our cash flow to fund future working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	restrict us from introducing new products or pursuing business opportunities;

•	place us at a competitive disadvantage compared to our competitors that have relatively less indebtedness;

•	limit, along with the financial and other restrictive covenants in our indebtedness, among other things, our ability to borrow additional funds or pay cash dividends; and

•	prevent us from selling additional receivables to our commercial paper conduit. The European facility agreement provides that the agent, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., which we refer to as Rabobank, has the right to terminate the securitization facilities if our senior unsecured debt rating moves below B+ by Standard & Poor’s or B1 by Moody’s Investor Services. Based on our current ratings, a downgrade of two levels by Standard & Poors and Moody’s would need to occur.

     Subsequent to the completion of the exchange offer, our primary financing and funding sources will be the New Securities, €200.0 million principal amount 6 7/8% senior subordinated notes due 2014, approximately $492.7 million of accounts receivable securitization facilities, a multi-currency revolving credit facility of $300.0 million, a $274.7 million United States Dollar denominated term loan facility and a €109.8 million Euro denominated term loan facility. On May 24, 2005, we issued a notice to the trustee of the redemption of our $250.0 million principal amount 9 1/2% senior notes due 2008 for approximately $261.9 million, which includes a premium of 4.75% over the face amount of the notes. The funding sources for the redemption are expected to be a combination of cash generated from the transfer of a majority of our wholesale interest-bearing receivables in North America to AGCO Finance LLC and AGCO Finance Canada, Ltd., which are our United States and Canadian retail finance joint ventures with Rabobank, borrowings from our revolving credit facility and available cash on hand.

Covenants in our debt instruments restrict or prohibit us from engaging in or entering into a variety of transactions, which could adversely affect us.

     The indentures governing our outstanding indebtedness contain various covenants that limit, among other things, our ability to:

•	incur additional indebtedness;

•	pay dividends or make distributions or certain other restricted payments;

•	make certain investments;

•	create restrictions on the payment of dividends or other amounts to us by our restricted subsidiaries;

•	issue or sell capital stock of restricted subsidiaries;

•	guarantee indebtedness;

•	enter into transactions with stockholders or affiliates;

•	create liens;

•	sell assets;

•	engage in sale-leaseback transactions; and

•	enter into certain mergers and consolidations.

     Failing to comply with those covenants could result in an event of default which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations.

A breach of a covenant in our debt instruments could cause acceleration of a significant portion of our outstanding indebtedness.

     A breach of a covenant or other provision in any debt instrument governing our current or future indebtedness could result in a default under such instruments. Our ability to comply with these covenants and other provisions may be affected by events beyond our control, and we cannot assure you that we will be able to comply with these covenants and other provisions. Upon the occurrence of an event of default under any debt instrument, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we were unable to repay those amounts, the lenders could proceed against collateral granted to them, if any, to secure the indebtedness. If our current or future lenders accelerate the payment of the indebtedness owed to them, we cannot assure you that our assets would be sufficient to repay in full our outstanding indebtedness.

Our subsidiaries hold a majority of our assets and conduct a majority of our operations, and they will not be obligated to make payments on the notes.

     We conduct a majority of our business through our subsidiaries. These subsidiaries directly and indirectly own a majority of the assets of our business and conduct operations themselves and through other subsidiaries. Therefore, we depend on distributions and advances from our subsidiaries and the repayment by our subsidiaries of intercompany loans and advances to meet our debt service and other obligations. Contractual provisions, laws or regulations to which we or any of our subsidiaries are or may become subject, as well as any subsidiary’s financial condition and operating requirements, may limit our ability to obtain cash required to service our indebtedness, including the New Securities.

     The New Securities will be structurally subordinated to all existing and future obligations of our subsidiaries, including claims with respect to trade payables. This means that the creditors of our subsidiaries have priority in their claims on the assets of our subsidiaries over our creditors, including holders of the notes.

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

     Certain statements included or incorporated by reference in this prospectus reflect assumptions, expectations, projections, intentions or beliefs about future events. These statements, which may relate to such matters as our expectations with respect to the Valtra acquisition, industry conditions, net sales and income, restructuring and other infrequent expenses, impairment charges, future capital expenditures, fulfillment of working capital needs, the redemption of our 9 1/2% senior notes due 2008, the impact of war and political unrest and future acquisition plans, are “forward-looking statements” within the meaning of the federal securities laws. These statements do not relate strictly to historical or current facts, and you can identify certain of these statements, but not necessarily all, by the use of the words “anticipate,” “assumed,” “indicate,” “estimate,” “believe,” “predict,” “forecast,” “rely,” “expect,” “continue,” “grow” and other words of similar meaning. Although we believe that the expectations and assumptions reflected in these statements are reasonable in view of the information currently available to us, there can be no assurance that these expectations will prove to be correct. These forward-looking statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in or implied by the forward-looking statements. In addition to the specific factors discussed in the “Risk Factors” section in this prospectus, in our reports that are incorporated by reference and in any applicable prospectus supplement, the following are among the important factors that could cause actual results to differ materially from the forward-looking statements:

•	general economic and capital market conditions;

•	the worldwide demand for agricultural products;

•	grain stock levels and the levels of new and used field inventories;

•	government policies and subsidies;

•	weather conditions;

•	interest and foreign currency exchange rates;

•	pricing and product actions taken by competitors;

•	commodity prices, acreage planted and crop yields;

•	farm income, land values, debt levels and access to credit;

•	pervasive livestock diseases;

•	production disruptions;

•	supply and capacity constraints;

•	our cost reduction and control initiatives;

•	our research and development efforts;

•	dealer and distributor actions;

•	technological difficulties; and

•	political and economic uncertainty in various areas of the world.

     Any forward-looking statement should be considered in light of such important factors.

     New factors that could cause actual results to differ materially from those described above emerge from time to time, and it is not possible for us to predict all of such factors or the extent to which any such factor or combination of factors may cause actual results to differ from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date on which such statement is made, and we disclaim any obligation to update the information contained in such statement to reflect subsequent developments or information except as required by law, such as our obligation under Rule 13e-4(d)(2) under the Exchange Act to amend this document to reflect material changes related to the exchange offer.

SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables present our selected consolidated financial data. The data set forth below should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated financial statements and the related notes, incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2004 and our Quarterly Report on Form 10-Q for the three months ended March 31, 2005. Our selected operating data and balance sheet data as of and for the years ended December 31, 2004, 2003 and 2002 were derived from the 2004, 2003 and 2002 consolidated financial statements, which have been audited by KPMG LLP, independent registered public accounting firm, and such data as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 were derived from our unaudited consolidated financial statements as of such date and for such periods. The consolidated financial statements as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002 and the report thereon, which refers to a change in the method of accounting for goodwill and other intangible assets in 2002, are included in Item 8 in our 2004 Annual Report on Form 10-K. The unaudited consolidated financial statements as of and for the three months ended March 31, 2005 and for the three months ended March 31, 2004 are included in Item 1 in our Quarterly Report on Form 10-Q for the three months ended March 31, 2005. Our operating data for fiscal years ended December 31, 2001 and 2000 and the selected balance sheet data for the years then ended were derived from our audited consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants. The historical financial data may not be indicative of our future performance.

	Three Months Ended
	March 31,				Years Ended December 31,
	2005(1)		2004(1)		2004 (2) (3)		2003		2002		2001	2000
	(in millions, except per share data)
Operating Data:
Net sales	$1,256.9		$1,115.7		$5,273.3		$3,495.3			$2,922.7	$2,545.9	$2,341.2

Gross profit	219.5		207.7		952.9		616.4			531.8	439.2	381.7
Income from operations	53.0		64.2		323.5		184.3			103.5	97.1	67.1
Net income(loss)	$21.5		$25.0		$158.8		$74.4			$(84.4)	$22.6	$3.5

Net income (loss) per common share - diluted	$0.23	(4)	$0.31	(4)	$1.71	(4)	$0.98	(4)		$(1.14)	$0.33	$0.06

Weighted average shares outstanding - diluted	99.7	(4)	84.8	(4)	95.6	(4)	75.8	(4)		74.2	68.5	59.7
Dividends declared per common share	$—		$—		$—		$—			$—	$0.01	$0.04

	As of March 31,	As of December 31,
	2005(1)	2004 (2) (3)	2003	2002	2001	2000
	(in millions, except number of employees)
Balance Sheet Data:
Cash and cash equivalents	$28.0	$325.6	$147.0	$34.3	$28.9	$13.3
Working capital	793.8	1,045.5	755.4	599.4	539.7	603.9
Total assets	4,250.3	4,297.3	2,839.4	2,349.0	2,173.3	2,104.2
Total long-term debt, excluding current portion (5)	882.1	1,151.7	711.1	636.9	617.7	570.2
Stockholders’equity	1,423.5	1,422.4	906.1	717.6	799.4	789.9

Other Data:
Number of employees	13,566	14,313	11,278	11,555	11,325	9,785

(1)	In the opinion of management, the unaudited consolidated financial statements as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 reflect all adjustments, which are of a normal recurring nature, necessary to present fairly our financial position, results of operations and cash flows as of the dates and for the periods presented. Results for interim periods are not necessarily indicative of the results for the year.

(2)	On January 5, 2004, we acquired the Valtra tractor and diesel engine operations of Kone Corporation, a Finnish company, for €604.6 million, net of approximately €21.4 million cash acquired (or approximately $760 million, net). The results of operations for the Valtra acquisition have been included in our consolidated financial statements from the date of acquisition. See Note 2 to the consolidated financial statements in our 2004 Annual Report on Form 10-K where the acquisition of Valtra is more fully described.

(3)	On April 7, 2004, we sold 14,720,000 shares of our common stock in an underwritten public offering, and received proceeds of approximately $300.1 million. See Note 9 to the consolidated financial statements in our 2004 Annual Report on Form 10-K where this offering is more fully described.

(4)	During the fourth quarter of 2004, we adopted the provisions of EITF 04-08, which requires that shares subject to issuance from contingently convertible debt should be included in the calculation of diluted earnings per share using the if-converted method regardless of whether a market price trigger has been met. We therefore included approximately 9.0 million additional shares of common stock that may be issued upon conversion of our outstanding 1 3/4% convertible senior subordinated notes in our diluted earnings per share calculation for the year ended December 31, 2004 and the three months ended March 31, 2005 and 2004 and 0.2 million additional shares of common stock for the year ended December 31, 2003. See Note 1 to the consolidated financial statements in our 2004 Annual Report on Form 10-K and Note 7 to the unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the three months ended March 31, 2005 where this impact is more fully described.

(5)	Includes our $250.0 million principal amount 9 1/2% senior notes due 2008 for all periods indicated except as of March 31, 2005. We reclassified the senior notes to current portion of long-term debt as of March 31, 2005. On May 24, 2005, we issued a notice to the trustee of the redemption of the senior notes for approximately $261.9 million, which includes a premium of 4.75% over the face amount of the senior notes. The funding sources for the redemption are expected to be a combination of cash generated from the transfer of a majority of our wholesale interest-bearing receivables in North America to AGCO Finance LLC and AGCO Finance Canada, Ltd., which are our United States and Canadian retail finance joint ventures with Rabobank, borrowings from our revolving credit facility and available cash on hand.

RATIO OF EARNINGS TO FIXED CHARGES

     Our consolidated ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

	Three Months Ended
	March 31,		Years Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Ratios of earnings to fixed charges(1)	2.2	2.4	3.3	2.5	1.5	1.4	—

(1)	For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and distributed earnings of less-than-50%-owned affiliates, plus fixed charges. Fixed charges consist of interest costs (whether expensed or capitalized), amortization of debt issuance costs, an estimate of the interest cost in rental expense and the proportionate share of fixed charges of 50% owned affiliates. The deficiency of the earnings to fixed charges in 2000 was $4.2 million.

PRICE RANGE OF OUR COMMON STOCK

     Our common stock trades on the NYSE under the symbol “AG.” The following table sets forth, for the periods indicated, the range of high and low sale prices for our common stock:

	High	Low
Year Ended December 31, 2003:
First Quarter	$22.89	$14.41
Second Quarter	$22.22	$15.98
Third Quarter	$22.63	$15.89
Fourth Quarter	$20.27	$15.46

Year Ending December 31, 2004:
First Quarter	$21.87	$16.25
Second Quarter	$22.20	$18.04
Third Quarter	$22.62	$18.30
Fourth Quarter	$22.82	$19.00

Year Ending December 31, 2005:
First Quarter	$21.31	$18.16
Second Quarter (through May 23, 2005):	$18.68	$16.57

          On May 23, 2005, the last reported sale price for our common stock was $17.77 per share.

DIVIDEND POLICY

     We cannot provide you with any assurance that we will pay dividends in the foreseeable future. The indenture governing our senior subordinated notes and the indenture governing our senior notes contain restrictions on our ability to pay dividends in certain circumstances.

THE EXCHANGE OFFER

Background

     We issued the Old Notes in a Rule 144A private placement to qualified institutional buyers in December 2003. Subsequently, we registered the resale of the Old Notes and the shares of our common stock issuable upon conversion of the Old Notes with the SEC on a Form S-3 Registration Statement, which was declared effective on June 7, 2004. We are commencing this exchange offer to exchange the Old Notes for New Securities on the terms set forth in this prospectus, and we registered the offering of the New Securities with the SEC on a Form S-4 registration statement filed on May 26, 2005, which will be declared effective prior to the expiration date (or we will not proceed with the offer). We intend to keep the Form S-3 Registration Statement available for resales of any Old Notes (and common stock issuable upon conversion thereof) not exchanged for New Securities until our obligation to do so expires in December 2005, at which time holders of the Old Notes will need to rely on Rule 144, Rule 144A or another exemption from registration under the Securities Act to sell their Old Notes (or the common stock issuable upon conversion thereof).

Purpose of the Exchange Offer

     The purpose of the exchange offer is to change certain terms of the Old Notes, including the type of consideration we will pay holders upon conversion. Under the terms of the New Securities, by committing to pay at least a portion of the consideration upon conversion of the New Securities in cash, we will be able to apply the method described in EITF 04-8, EITF 90-19,and EITF D-72 to calculate diluted EPS from and after the exchange offer. Assuming the exchange of substantially all of the Old Notes for New Securities, we expect that our reported diluted EPS in future periods will be higher than had we not undertaken the exchange offer because fewer shares will be included in the diluted EPS calculation.

     The exchange offer will result in our reporting higher earnings per share in future reporting periods than if the exchange did not occur because the number of shares of our common stock issuable upon conversion of the New Securities will be less than the number of shares issuable upon conversion of the Old Notes (as a result of settling the aggregate principal amount of the New Securities in cash rather than common stock upon conversion). As an example of this effect, had we consummated the exchange offer on January 1, 2004, our earnings per share for the year ended December 31, 2004 would have been $1.83 compared to our actual result of $1.71. The exchange offer does not have an effect on our prior reporting periods, so no retroactive restatement of our earnings per share prior to our consummation of the exchange offer is necessary.

Securities Subject to the Exchange Offer

     We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal, to exchange $1,000 principal amount of New Securities for each $1,000 principal amount of validly tendered and accepted Old Notes. We are offering to exchange all of the Old Notes. The exchange offer is subject to the conditions described in this prospectus and the accompanying letter of transmittal.

Deciding Whether to Participate in the Exchange Offer

     Neither our directors nor our officers make any recommendation to you as to whether or not to tender all or any portion of your Old Notes. In addition, we have not authorized anyone to make any such recommendation. You should make your own decision whether to tender your Old Notes and, if so, the amount of Old Notes to tender.

Conditions of the Exchange Offer

     Notwithstanding any other provisions of the exchange offer, we will not be required to accept for exchange any Old Notes tendered and we may terminate or amend this exchange offer if the registration statement and any post-effective amendment to the registration statement covering the New Securities is not effective under the Securities Act or if any of the following conditions to the exchange are not satisfied, and, in our reasonable discretion and regardless of the circumstances giving rise to the failure of the condition, the failure to satisfy the condition makes it inadvisable to proceed with the exchange offer, with the acceptance of the Old Notes for exchange or with the issuance of the New Securities:

•	We have received tenders of Old Notes that are not subsequently withdrawn from the holders of not less than a majority in aggregate principal amount of Old Notes outstanding;

•	No action or event shall have occurred, failed to occur or been threatened, no action shall have been taken, and no statute, rule, regulation, judgment, order, stay, decree or injunction shall have been promulgated, enacted, entered, enforced or deemed applicable to the exchange offer, by or before any court or governmental, regulatory or administrative agency, authority or tribunal, which either (i) challenges the making of the exchange offer or the exchange of Old Notes under the exchange offer or might, directly or indirectly, prohibit, prevent, restrict or delay consummation of, or might otherwise adversely affect in any material manner, the exchange offer or the exchange of Old Notes under the exchange offer, or (ii) in our reasonable judgment, could materially adversely affect our business, condition (financial or otherwise), income, operations, properties, assets, liabilities or prospects or would be material to holders of Old Notes in deciding whether to accept the exchange offer;

•	Trading generally shall not have been suspended or materially limited on or by, as the case may be, either of The New York Stock Exchange or the Nasdaq National Market;

•	There shall not have been any suspension or limitation of trading of any securities of the Company on any exchange or in the over-the-counter market;

•	No general banking moratorium shall have been declared by federal or New York authorities;

•	There shall not have occurred any outbreak or escalation of major hostilities in which the United States is involved, any declaration of war by Congress or any other substantial national or international calamity or emergency if the effect of any such outbreak, escalation, declaration, calamity or emergency has a reasonable likelihood to make it impractical or inadvisable to proceed with completion of the exchange offer; and

•	The trustee with respect to the Old Notes shall not have objected in any respect to, or taken any action that could in our reasonable judgment adversely affect the consummation of the exchange offer, or the exchange of Old Notes under the exchange offer, nor shall the trustee or any holder of Old Notes have taken any action that challenges the validity or effectiveness of the procedures used by us in making the exchange offer or the exchange of the Old Notes under the exchange offer.

     All of the foregoing enumerated conditions are for the sole benefit of the Company and may be waived by us, in whole or in part, in our reasonable discretion. Any determination that we make concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

     If any of the foregoing conditions are not satisfied, we may, at any time before the expiration of the exchange offer and in our reasonable discretion:

•	terminate the exchange offer and return all tendered Old Notes to the holders thereof;

•	modify, extend or otherwise amend the exchange offer and retain all tendered Old Notes until the expiration date, as it may be extended, subject, however, to the withdrawal rights of holders (see “— Expiration Date; Extensions; Amendments” and “—Withdrawal of Tenders”); or

•	waive the unsatisfied conditions and accept all Old Notes tendered and not previously withdrawn.

     Except for the requirements of applicable United States federal and state securities laws, we know of no federal or state regulatory requirements to be complied with or approvals to be obtained by us in connection with the exchange offer which, if not complied with or obtained, would have a material adverse effect on us or the exchange offer. In the event that we make material changes to the exchange offer, we may be required to file an amendment to the registration statement.

Expiration Date; Extensions; Amendments

     For purposes of the exchange offer, the term “expiration date” shall mean midnight, New York City time, on June 29, 2005, subject to our right to extend such date and time for the exchange offer in our reasonable discretion, in which case, the expiration date shall mean the latest date and time to which the exchange offer is extended.

     We reserve the right, in our reasonable discretion, to (i) extend the exchange offer, (ii) terminate the exchange offer upon failure to satisfy any of the conditions listed in “—Conditions of the Exchange Offer” above or (iii) amend the exchange offer, in any such case by giving oral (promptly confirmed in writing) or written notice to the exchange agent of such extension, termination or amendment. Any extension, termination or amendment will be followed promptly by a press release or other public announcement, which, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

     If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment or waiver in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of no less than five business days, although the period may be as long as twenty business days. Any change in the consideration offered to holders of the Old Notes in the exchange offer shall be paid to all holders whose Old Notes have previously been tendered and not withdrawn pursuant to the exchange offer.

Effect of Tender

     Any valid tender by a holder of the Old Notes that is not validly withdrawn and is accepted by us prior to the expiration date of the exchange offer will constitute a binding agreement between that holder and us upon the terms and subject to the conditions of the exchange offer set forth in this prospectus and the accompanying letter of transmittal. The acceptance of the exchange offer by a tendering holder of the Old Notes will constitute the agreement by that holder to deliver good and marketable title to the tendered Old Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

Absence of Dissenters’ Rights

     Holders of the Old Notes do not have any appraisal or dissenters’ rights under applicable law in connection with the exchange offer.

Acceptance of Old Notes for Exchange

     The New Securities will be delivered in book-entry form on the settlement date, which we anticipate will be promptly following the expiration date of the exchange offer, after giving effect to any extensions.

     We will be deemed to have accepted validly tendered Old Notes when, and if, we have given oral (promptly confirmed in writing) or written notice thereof to the exchange agent. Subject to the terms and conditions of the exchange offer, the issuance of New Securities will be recorded in book-entry form by the exchange agent on the exchange date upon receipt of such notice. The exchange agent will act as agent for tendering holders of the Old

Notes for the purpose of receiving book-entry transfers of the Old Notes in the exchange agent’s account at DTC. If any validly tendered Old Notes are not accepted for any reason set forth in the terms and conditions of the exchange offer, including if Old Notes are validly withdrawn, such Old Notes will be credited to an account maintained at DTC designated by the DTC participant who so delivered such Old Notes, in either case, promptly after the expiration or termination of the exchange offer.

Procedures for Exchange

     DTC is the only registered holder of the Old Notes; accordingly, any exchange of the Old Notes for New Securities must ultimately be effected through DTC’s procedures. If you wish to exchange your Old Notes for New Securities, you must cause your Old Notes to be tendered to the exchange agent through DTC. DTC will make the transfer by adjusting the balances of Old Notes in the accounts it maintains for its participants. Within two business days after the date of this prospectus, the exchange agent will establish accounts with respect to the Old Notes at DTC for purposes of the exchange offer.

     Tender of Old Notes—Generally

     Because DTC is the only registered holder of Old Notes, you hold your Old Notes in an account at a broker or other financial institution, which we refer to as a securities intermediary. Your securities intermediary may be a DTC participant or it may hold your Old Notes through one or more other securities intermediaries, one of which must be a DTC participant.

     In order for you to exchange Old Notes for New Securities, you will need to contact your securities intermediary and instruct it to tender your Old Notes on your behalf. Your securities intermediary will provide you with its instruction letter, which you must use to give these instructions. Ultimately, your Old Notes will be tendered to the exchange agent as described below

     Book-Entry Transfers of Old Notes to the Exchange Agent

     The exchange agent and DTC have confirmed that the exchange offer is eligible for ATOP. Accordingly, DTC participants may electronically transmit their acceptance of the exchange offer by causing DTC to transfer Old Notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an Agent’s Message (as defined below) to the exchange agent. You must allow sufficient time for completion of the ATOP procedures during normal business hours of DTC on or prior to the expiration date. If the ATOP procedures are used, the participant in whose account the Old Notes are held at DTC need neither complete nor physically deliver the letter of transmittal to the exchange agent.

     The term “Agent’s Message” means a message transmitted by DTC, received by the exchange agent and forming part of the Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant tendering Old Notes that are the subject of the Book-Entry Confirmation that the participant has received and agrees to be bound by the terms of the exchange offer and the Letter of Transmittal and that we may enforce that agreement against the DTC participant. The term “Book-Entry Confirmation” means a confirmation of the transfer of Old Notes into the exchange agent’s account at DTC. The Agent’s Message forms a part of a Book-Entry Confirmation.

     The Agent’s Message must be transmitted to and received by the exchange agent prior to the expiration date of the exchange offer at one of its addresses set forth on the back cover page of this prospectus. Delivery of documents to DTC does not constitute delivery to the exchange agent.

     Letter of Transmittal

     Although you do not sign the letter of transmittal, you will be bound by it by virtue of the Agent’s Message. Accordingly, upon the effectiveness of the exchange, you will

•	irrevocably sell, assign and transfer to or upon our order all right, title and interest in and to, and all claims in respect of or arising or having arisen as a result of your status as a holder of, the Old Notes tendered;

•	waive any and all rights with respect to the Old Notes tendered;

•	release and discharge us and the trustee with respect to the Old Notes, from any and all claims you may have, now or in the future, arising out of or related to the Old Notes, including, without limitation, any claims that you are entitled to participate in any redemption of the Old Notes;

•	represent and warrant that you have full power and authority to legally tender, exchange, assign and transfer the Old Notes tendered and to acquire the New Securities issuable in the exchange offer and that when we accept the Old Notes tendered, we will acquire good and unencumbered title thereto free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind, other than restrictions imposed by applicable securities laws;

•	designate an account number of a DTC participant to which the New Securities are to be credited;

•	irrevocably appoint the exchange agent your true and lawful agent and attorney-in-fact with respect to any tendered Old Notes, with full powers of substitution and revocation (such power of attorney being deemed to be an irrevocable power coupled with an interest) to cause the Old Notes tendered to be assigned, transferred, presented and exchanged in the exchange offer and to receive all benefits and otherwise all rights of beneficial ownership of the Old Notes tendered;

•	be deemed to have agreed to treat the exchange as not constituting a Taxable Exchange for United States federal income tax purposes; and

•	have consented to the Company’s entering into a supplemental indenture for the New Securities for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the indenture governing the Old Notes or of modifying in any manner the rights of the holders of the Old Notes and of creating a new series of “Notes” thereunder.

Delivery of Old Notes to Exchange Agent is Your Responsibility

     If you wish to participate in the exchange offer, timely delivery of your Old Notes, Agent’s Message and other required documents is your responsibility. Delivery is not complete until the required items are actually received by the exchange agent.

     Reliance upon DTC procedures and systems is at your risk.

Withdrawal of Tenders

     Tenders of Old Notes in connection with the exchange offer may be withdrawn at any time prior to the expiration date, as such date may be extended. Tenders of Old Notes may not be withdrawn at any time after such date. In addition, tenders may be withdrawn if we have not accepted Old Notes for exchange after the expiration of 40 business days from the commencement of the exchange offer.

     If you desire to withdraw Old Notes previously tendered you must contact the securities intermediary through which you held the Old Notes. In order to withdraw Old Notes previously tendered, a DTC participant may, prior to the expiration date, withdraw its instruction previously transmitted through ATOP by (i) withdrawing its acceptance through ATOP or (ii) delivering to the exchange agent, by mail, hand delivery or facsimile transmission, notice of withdrawal of such instruction. The notice of withdrawal must contain the name and number of the DTC participant. The method of notification is at your risk and must be timely received by the exchange agent. Withdrawal of a prior instruction will be effective upon receipt of the notice of withdrawal by the exchange agent. A withdrawal of an instruction must be executed by a DTC participant in the same manner as such DTC participant’s name appears on its transmission through ATOP to which such withdrawal relates. A DTC participant may withdraw a tender only if such withdrawal complies with the provisions described in this paragraph.

     Withdrawals of tenders of Old Notes may not be rescinded, and any Old Notes withdrawn will thereafter be deemed not validly tendered for purposes of the exchange offer. Properly withdrawn Old Notes, however, may be retendered by following the procedures described above at any time prior to the expiration date.

Miscellaneous

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Old Notes, and as to the validity, form and eligibility (including time of receipt) of any notice of withdrawal of Old Notes previously tendered, in connection with the exchange offer will be determined by us, in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all tenders and notices of withdrawal not in proper form and to refuse to complete any exchange or permit any withdrawal which may, in the opinion of our counsel, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender or notice of withdrawal of any Old Notes in the exchange offer, and the reasonable interpretation by us of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. None of the Company, the exchange agent, the information agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or notices of withdrawal or incur any liability for failure to give any such notification.

     Tenders of Old Notes or notices of withdrawal involving any irregularities will not be deemed to have been made or accepted until such irregularities have been cured or waived. Old Notes received by the exchange agent in connection with the exchange offer that are not validly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such Old Notes by crediting an account maintained at DTC designated by such DTC participant promptly after the expiration date or the withdrawal or termination of the exchange offer. Notices of withdrawal that are received by the exchange agent which are not valid and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the DTC participant who delivered such notice of withdrawal.

Transfer Taxes

     We will pay all transfer taxes, if any, applicable to the transfer and exchange of Old Notes to us in the exchange offer. If transfer taxes are imposed for any other reason, the amount of those transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. Other reasons transfer taxes could be imposed include:

•	if New Securities in book-entry form are to be registered in the name of any person other than the person signing the letter of transmittal; or

•	if tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal.

     If satisfactory evidence of payment of or exemption from those transfer taxes is not submitted with the letter of transmittal, the amount of those transfer taxes will be billed directly to the tendering holder and/or withheld from any payments due with respect to the Old Notes tendered by such holder.

Accounting Treatment

     As a result of the FASB’s adoption of EITF 04-8, which was effective for the reporting periods ending after December 15, 2004, the accounting rules applicable to the Old Notes changed. The change required us to include the common stock issuable upon the conversion of the Old Notes in our diluted shares outstanding for purposes of calculating diluted earnings per share.

     We will satisfy our conversion obligation to holders of the New Securities by paying the aggregate principal amount of the New Securities in cash and by delivering an amount of shares of our common stock only to the extent the aggregate conversion value of the New Securities exceeds such aggregate principal amount. If the aggregate conversion value is less than the aggregate principal amount of New Securities being converted, we will satisfy our conversion obligation to holders solely by paying the conversion value in cash. Under EITF 04-8, EITF 90-19 and EITF D-72, we will include in diluted shares outstanding only the number of shares issuable based upon the excess of the New Securities’ conversion value, using the average share price for the accounting period, over their principal amount.

     There will be no gain or loss to report as a result of the exchange of the securities. We estimate that the total fees and expenses of the exchange offer will be approximately $685,000, and these costs will be expensed as incurred.

Effect on Liquidity and Capital Resources

     Although we do not currently have in place a financial facility with which to pay the cash amount due upon maturity or conversion of the New Securities, our financial position currently is sufficiently strong that we would expect to have ready access to a bank loan facility or the broader debt and equity markets to the extent needed. Typically, convertible securities are not converted prior to expiration unless called for redemption, which we would not do if sufficient funds were not available to us. As a result, we do not expect the New Securities to be converted in the foreseeable future.

Exchange Agent

     SunTrust Bank has been appointed the exchange agent for the exchange offer. You should send all correspondence in connection with the exchange offer to the exchange agent at the address set forth on the back cover page of this prospectus. If you instruct the securities intermediary that maintains the account in which you hold your Old Notes to tender those Old Notes pursuant to the exchange offer, all notices and other correspondence with DTC participants, including the exchange agent, will be made on the DTC system. We will pay the exchange agent an aggregate of approximately $2,500 in compensation for its services and will reimburse it for its reasonable, out-of-pocket expenses in connection with the exchange offer.

Information Agent

     Morrow & Company, Inc. has been appointed as the information agent for the exchange offer. Questions concerning tender procedures and requests for additional copies of this prospectus or the letter of transmittal should be directed to the information agent at the address and telephone numbers listed on the back cover of this prospectus. Holders of Old Notes may also contact their commercial bank, broker, dealer, trust company, or other nominee in “street name” for assistance concerning the exchange offer. We will pay the information agent an aggregate of approximately $10,000 in compensation for its services and will reimburse it for its reasonable out-of-pocket expenses.

Dealer Manager

     Morgan Stanley & Co. Incorporated is acting as the dealer manager in connection with the exchange offer. Morgan Stanley’s fee will be calculated based on the principal amount of Old Notes exchanged. Based on the fee structure, if all of the Old Notes are exchanged in the exchange offer, the dealer manager will receive an aggregate fee of approximately $503,125. The dealer manager will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offers (including reasonable fees and disbursements of counsel). The fees will be payable by us upon completion of the exchange offer. We have agreed to indemnify Morgan Stanley against specified liabilities relating to or arising out of the offer, including civil liabilities under the federal securities laws, and to contribute to payments which Morgan Stanley may be required to make in respect thereof. Morgan Stanley may from time to time hold Old Notes and our common stock in its proprietary accounts, and to the extent it owns Old Notes in these accounts at the time of the exchange offer, Morgan Stanley may tender these Old Notes. In addition, Morgan Stanley may hold and trade New Securities in its proprietary accounts following the exchange offer.

Other Fees and Expenses

     Tendering holders of Old Notes will not be required to pay any expenses of soliciting tenders in the exchange offer. However, if a tendering holder handles the transaction through its broker, dealer, commercial bank, trust company or other institution, such holder may be required to pay brokerage fees or commissions.

     The principal solicitation in the exchange offer is being made by mail. However, additional solicitations may be made by telegraph, facsimile transmission, telephone or in person by the information agent, as well as by our officers and other employees.

     The expenses of soliciting tenders of Old Notes and any transfer taxes incurred in connection with the exchange offer will be borne by us.

DESCRIPTION OF THE NEW SECURITIES

     We will issue up to $201,250,000 aggregate principal amount of New Securities in the exchange offer and pursuant to this prospectus. The actual principal amount of New Securities to be issued will equal the principal amount of the Old Notes accepted in the exchange offer.

     We will issue the New Securities under an indenture dated as of December 23, 2003, as amended by a First Supplemental Indenture, covering the New Securities, or, collectively, the Indenture, between us, as issuer, and SunTrust Bank, as trustee. You may request a copy of the Indenture from the trustee. Under the existing Indenture for the Old Notes, we must obtain the consent of the holders of not less than a majority in aggregate principal amount of Old Notes outstanding in order for us to enter into the First Supplemental Indenture that establishes the New Securities. By participating in the exchange offer, and by virtue of the letter of transmittal to which you will be bound after the Agent’s Message has been transmitted by DTC (see “The Exchange Offer—Procedures for Exchange—Book-Entry Transfers of Old Notes to the Exchange Agent”), you will be deemed to have consented to our entering into the First Supplemental Indenture. Obtaining such consents from holders of the Old Notes is a condition to the exchange offer, and in the event that we are unable to receive such consents, we would terminate the exchange offer and would not accept for exchange any Old Notes tendered. See “The Exchange Offer—Conditions of the Exchange Offer.”

     The following description is a summary of the material provisions of the New Securities and the Indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the Indenture, including the definitions of certain terms used in the Indenture. Wherever particular provisions or defined terms of the Indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference.

General

     We will issue up to $201,250,000 aggregate principal amount of New Securities in exchange for Old Notes in the exchange offer. The New Securities will be issued in denominations of $1,000 and integral multiples of $1,000 in fully registered form. The New Securities are exchangeable and transfers of the New Securities will be registrable without charge, but we may require payment of a sum sufficient to cover any tax or other governmental charge in connection with such exchanges or transfers.

     The New Securities are general unsecured obligations of AGCO. Our payment obligations under the New Securities are subordinated to our senior indebtedness as described under “Subordination of Notes.” The New Securities are convertible into cash and, to the extent the aggregate conversion value exceeds the aggregate principal amount of New Securities being converted, shares of our common stock, as described under “—Conversion of Notes.”

     The New Securities will mature on December 31, 2033 unless earlier converted, redeemed or repurchased. We may, without the consent of the holders, issue additional New Securities under the Indenture with the same terms and with the same CUSIP numbers as the New Securities offered hereby in an unlimited aggregate principal amount, provided that such additional New Securities must be part of the same issue as the New Securities offered hereby for United States federal income tax purposes. We may also from time to time repurchase the New Securities in open market purchases or negotiated transactions without prior notice to holders.

     Neither we nor any of our subsidiaries will be subject to any financial covenants under the Indenture. In addition, neither we nor any of our subsidiaries are restricted under the Indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

     You are not afforded protection under the Indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “Redemption at Option of the Holder Upon a Designated Event” and “Adjustment to Conversion Rate in Fundamental Change Transactions.”

     The New Securities will bear cash interest at a rate of 1 3/4% per year from the most recent interest payment date to which interest has been paid under the Old Notes. We will pay interest semi-annually in arrears on June 30 and

December 31 of each year, beginning on December 31, 2005, to record holders at the close of business on the preceding June 15 and December 15, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, is an interest payment date.

     We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of interest, which shall initially be an office or agency of the trustee. Interest may be paid to you either:

•	by check mailed to your address as it appears in the Note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

     However, so long as DTC is the sole registered owner of the New Securities, we will make interest payments to DTC by wire transfer of immediately available funds. We will not be responsible for the payments of any amounts owed by DTC to the beneficial owners of the New Securities. Interest will be computed on the basis of a 360-day year composed of twelve, 30-day months.

Conversion of New Securities

     You may convert any of your New Securities, in whole or in part, as described below, prior to the close of business on the final maturity date of the notes, subject to prior redemption or repurchase of the New Securities, only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon specified corporate transactions.

     You may convert your New Securities in part so long as such part is an integral multiple of $1,000 principal amount.

     If we call New Securities for redemption, you may convert your New Securities only until the close of business on the business day immediately preceding the redemption date unless we fail to pay the redemption price. If you have submitted your New Securities for repurchase upon a designated event, you may convert your New Securities only if you withdraw your repurchase election. Similarly, if you exercise your option to require us to repurchase your New Securities other than upon a designated event, those New Securities may be converted only if you withdraw your election to exercise your option in accordance with the terms of the Indenture. Upon conversion of a New Security, the holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates). Our delivery to the holder of the conversion value will be deemed to satisfy our obligation to pay:

•	the principal amount of the New Securities; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

     As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

     Notwithstanding the preceding paragraph, if New Securities are converted after a record date but prior to the next succeeding interest payment date, holders of such New Securities at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such New Securities, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the New Securities so converted; provided that no such payment need be made if (i) we have specified a redemption date that is after a record date and prior to the next interest payment date, (ii) we have specified a purchase date following a designated event that is during such period or (iii) only to the extent of overdue interest, any overdue interest exists at the time of conversion with respect to such note.

     Subject to certain exceptions described below, if a holder surrenders New Securities for conversion, we will deliver for each $1,000 original principal amount of New Securities:

•	an amount in cash, known as the principal return, equal to the lesser of (a) the aggregate principal amount of the New Securities being converted, and (b) the aggregate conversion value of the New Securities being converted. The conversion value shall equal the applicable conversion rate multiplied by the applicable stock price, which is the five trading day average closing price of our common stock beginning on the second trading day after the New Securities are tendered for conversion or, if the New Securities are tendered for conversion after we have called the New Securities for redemption as provided in the Indenture, beginning on the second trading day following the redemption date. The initial conversion rate shall equal 44.7193 shares of common stock per $1,000 principal amount of the New Securities (representing a conversion price of approximately $22.36 per share), which is subject to adjustment as described below;

•	in addition to the principal return, if the aggregate conversion value of the New Securities being converted is greater than the aggregate principal amount of New Securities being converted, such difference being referred to as the net share amount, such number of whole shares of our common stock, known as the net shares, determined by dividing the net share amount by the applicable stock price; and

•	cash instead of any fractional shares paid at the applicable stock price.

     We will determine the conversion value, principal return, net shares and net share amount promptly after the end of the applicable five-day trading period referenced above. Upon conversion of the New Securities, you may receive less proceeds than expected because the current value of our common stock may decline between the day that you exercise your conversion right and the day the conversion value of the New Securities is determined. See “Risk Factors—Risks Relating to the New Securities and Our Common Stock.” We will settle the conversion of your New Securities by paying cash and, to the extent the aggregate conversion value exceeds the aggregate principal amount of New Securities being converted, shares of our common stock, if any, no later than the third business day following the determination of the applicable stock price. At no time will we issue an aggregate number of shares of our common stock upon conversion of the New Securities in excess of 58.5823 shares (as adjusted for stock splits, stock dividends, recapitalizations or similar events) per $1,000 principal amount thereof; provided that we will pay you an amount of cash in lieu of any such number of excess shares calculated at the applicable stock price thereof.

     Conversion Upon Satisfaction of Market Price Condition

     You may surrender your New Securities for conversion into cash and, to the extent the aggregate conversion value exceeds the aggregate principal amount of New Securities being converted, shares of our common stock prior to close of business on the maturity date during any fiscal quarter commencing after March 31, 2005 if the closing sale price, as determined below, of our common stock exceeds 120% of the conversion price, as determined below, for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding fiscal quarter.

     The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National

Quotation Bureau Incorporated. The “conversion price” as of any day will equal $1,000 divided by the conversion rate then in effect.

     Conversion Upon Satisfaction of Trading Price Condition

     You may surrender your New Securities for conversion into cash and, to the extent the aggregate conversion value exceeds the aggregate principal amount of New Securities being converted, shares of our common stock prior to maturity during the five business day period after any five consecutive trading day period in which the trading price, as determined below, per $1,000 principal amount of New Securities, as determined following a request by a holder of New Securities in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; provided, however, you may not convert your New Securities in reliance on this provision after December 31, 2028 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the New Securities.

     The “trading price” of the New Securities on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10 million principal amount of the New Securities at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10 million principal amount of New Securities from a nationally recognized securities dealer then the trading price per $1,000 principal amount of New Securities will be deemed to be less than 98% of the product of the closing sale price of our common stock and the conversion rate.

     In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the New Securities unless we have requested such determination; and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price per $1,000 principal amount of New Securities would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee in writing to determine the trading price of the New Securities beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of New Securities is greater than or equal to 98% of the product of the closing sale price of our common stock and the conversion rate.

     Conversion Upon Notice of Redemption

     If we call New Securities for redemption, you may convert the New Securities until the close of business on the business day immediately preceding the redemption date, after which time your right to convert will expire unless we default in the payment of the redemption price.

     Conversion Upon Specified Corporate Transactions

     If we elect to:

•	distribute to all holders of our common stock certain rights entitling them to purchase, for a period expiring within 45 days of the record date for such distribution, our common stock at less than the current market price per share of our common stock, which is measured by averaging the closing sale prices of our common stock for the 10 trading days preceding the declaration date of such distribution; or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the day preceding the declaration date for such distribution;

we must notify you at least ten days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your New Securities for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to your ability to convert will be made if you will otherwise participate in the distribution without conversion. In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, you may surrender your New Securities for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction, then at the effective time of the transaction, your right to convert New Securities into our common stock will be changed into a right to convert your New Securities into the kind and amount of cash, securities and other property which you would have received if you had converted your New Securities immediately prior to the transaction.

     If such transaction also constitutes a designated event, as described below under “—Repurchase at the Option of the Holder Upon a Designated Event,” the holder will be able to require us to purchase all or a portion of such holder’s New Securities.

     If a change of control is a fundamental change, as described below under “—Repurchase at the Option of the Holder Upon a Designated Event,” that occurs on or prior to December 31, 2010, the conversion rate of the New Securities may be increased by a number of additional shares as described below under the heading “—Conversion Rate Adjustments.” If the acquirer in a fundamental change has a publicly traded class of securities, we may, in lieu of such conversion rate adjustment, elect to cause the New Securities to be convertible as described under the heading “—Public Acquirer Change of Control.”

     We must notify the trustee under the Indenture and the holders of New Securities at least ten trading days prior to the expected effective date of a fundamental change. The notice will state whether we will increase the conversion rate to provide for additional shares of common stock or elect to cause the New Securities to be convertible with respect to publicly traded common stock of the acquirer. Holders may convert their New Securities at any time during the period from the date 15 days prior to the expected effective date of the transaction to and including the date which is 15 days after the effective date or, if the transaction also results in the holders having a right to require us to repurchase the New Securities, until the close of business on the business day immediately preceding the fundamental change redemption date.

     Conversion Procedures

     The initial conversion rate for the New Securities is 44.7193 shares of common stock per $1,000 principal amount of New Securities (representing a conversion price of approximately $22.36 per share), subject to adjustment as described below. We will not issue fractional shares of common stock upon conversion of New Securities. Instead, we will pay cash equal to the average of the closing sales prices during the five-day trading period determined above under “Conversion of New Securities.” Except as described below, you will not receive any accrued interest or dividends upon conversion.

     Whenever the New Securities shall become convertible, we, or at our written request, the trustee in our name and at our expense, shall notify the holders of the event triggering such convertibility, and we shall also publicly announce such information and publish it on our web site.

     To convert your New Securities, you must:

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes;

•	if required, pay funds equal to the interest payable on the next interest payment date; and

•	comply with DTC’s procedures for converting a beneficial interest in a global note. See “The Exchange Offer—Procedures for Exchange” above.

     The date you comply with these requirements is the conversion date under the Indenture.

     We will adjust the conversion rate, and will notify you of the adjusted conversion rate, if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock at less than the then average market price per share of our common stock, which is measured by averaging the closing sale prices of our common stock for the 10 trading days preceding the date such issue is publicly announced; provided, however, that if such rights, options or warrants are only exercisable upon the occurrence of certain triggering events, then the conversion rate will not be adjusted until such triggering events occur;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock, cash, shares of our capital stock, or the capital stock or similar equity interests in our subsidiary or other business unit, evidences of indebtedness and/or assets, excluding rights or warrants specified above and others dividends or distributions specified above;

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer;

•	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of our common stock exceeds the closing sale price per share of our common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer; however, the adjustment referred to in this clause will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets; or

•	if a fundamental change occurs on or prior to December 31, 2010, as described below under “—Adjustment to Conversion Rate in Fundamental Change Transactions.”

     To the extent that we have a rights plan in effect upon conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights; provided, however that any holder who is a holder of shares of our common stock (or direct or indirect interests therein) at the time of conversion of any note, but who is not entitled as a holder of our common stock to hold or receive rights pursuant to the terms of the stockholder rights plan, shall not be eligible to receive any such rights thereunder.

     In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these transactions. Except in the event that any of the transactions described above is a fundamental change, the conversion rate will not be adjusted upon any occurrence thereof.

     You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “United States Federal Tax Considerations.”

     We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “United States Federal Tax Considerations.”

     We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

     Adjustment to Conversion Rate in Fundamental Change Transactions

     If a change of control is a fundamental change, as defined below under “—Repurchase at Option of the Holder Upon a Designated Event,” that occurs on or prior to December 31, 2010, the conversion rate of the New Securities will be increased by a number of additional shares under the circumstances described below. The number of additional shares issuable upon conversion of the New Securities in the event of a fundamental change will be determined by reference to the table below and is based on the date on which such fundamental change becomes effective, known as the effective date, and the price per share of our common stock, known as the stock price, on the effective date. If the holders of our common stock receive only cash in the fundamental change, the stock price shall be the cash amount paid per share. Otherwise, the stock price shall be the average of the sale prices of our common stock on the five trading days up to but not including the effective date. No additional shares will be issued in a conversion if the stock price per share on the effective date is below $17.07 (as adjusted) or above $110.00 (as adjusted).

     The stock prices in the table contained in the Indenture, which table is set forth below, will be adjusted as of any date on which the conversion rate of the New Securities is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as adjusted.

Additional Shares (Expressed as Shares per $1,000 Original Principal Amount)

Effective Date	Stock Price on Effective Date of Fundamental Change
	$17.07	$18.00	$19.00	$20.00	$22.50	$25.00	$27.50	$32.50	$40.00	$45.00	$50.00	$60.00	$75.00	$100.00	$110.00
December 17, 2004	13.6	12.3	11.0	10.0	7.9	6.4	5.2	3.7	2.4	1.9	1.5	1.0	0.6	0.3	0.2
December 17, 2005	13.3	12.0	10.7	9.6	7.5	5.9	4.8	3.3	2.1	1.6	1.3	0.8	0.5	0.2	0.2
December 17, 2006	13.3	11.8	10.5	9.3	7.1	5.5	4.4	2.9	1.8	1.3	1.0	0.7	0.4	0.2	0.2
December 17, 2007	13.2	11.6	10.2	8.9	6.6	4.9	3.8	2.4	1.4	1.0	0.8	0.5	0.3	0.2	0.1
December 17, 2008	13.2	11.4	9.7	8.4	5.8	4.1	3.0	1.7	0.9	0.7	0.5	0.3	0.2	0.1	0.1
December 17, 2009	13.0	10.9	8.9	7.4	4.5	2.8	1.8	0.8	0.4	0.3	0.2	0.2	0.1	0.1	0.0
December 31, 2010	13.9	10.8	7.9	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

     The exact stock price and effective dates may not be set forth on the table, in which case, if the stock price is between two stock price amounts on the table, or the effective date is between two dates on the table, the number of additional shares will be determined by straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365 day year, to include an additional amount reflecting the additional yield accrued since the next preceding date in the table.

     Notwithstanding the foregoing, at no time will we issue an aggregate number of shares of our common stock upon conversion of the New Securities in excess of 58.5823 shares (as adjusted for stock splits, stock dividends, recapitalizations or similar events) per $1,000 principal amount thereof; provided that we will pay you an amount of cash in lieu of any such number of excess shares calculated at the applicable stock price thereof.

     If we adjust the conversion rate as described in this section, we must send you a notice of such adjustment at least ten trading days prior to but not including the expected effective date of the fundamental change.

     Our obligation to deliver the additional shares could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

     Public Acquirer Change of Control

     At our option, in the case of a public acquirer change of control, as described below, we may, in lieu of adjusting the conversion rate as described above under “—Adjustment to Conversion Rate in Fundamental Change Transactions,” elect that, from and after the effective date of the public acquirer change of control, the right to convert the New Securities into cash and shares of our common stock, if any, will be changed into a right to convert the New Securities into cash and shares of the acquirer’s publicly traded common stock, if any, and the conversion rate in effect following the effective date of such transaction will be adjusted by a fraction:

•	the numerator of which will be (a) in the case of a consolidation, merger, share exchange or sale of all or substantially all of our assets in a transaction in which our common stock is converted into cash, securities or other property, the fair market value of the consideration (as determined by our board of directors) payable per share of our common stock, or (b) in the case of any other public acquirer change of control, the average of the last reported sale prices of our common stock for the five consecutive trading days prior to, but not including, the effective date of the transaction; and

•	the denominator of which will be the average of the last reported sale prices of the acquirer’s publicly traded common stock for the five consecutive trading days prior to, but not including, the effective date of the transaction.

     Within 10 days of the applicable fundamental change, we must notify you of our election to either adjust the conversion rate as described in this section or in the “—Adjustment to Conversion Rate in Fundamental Change Transactions” section above.

     A “public acquirer change of control” means any fundamental change in which the acquirer has or certain of its affiliates have a class of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market system.

Optional Redemption by AGCO

     Beginning January 1, 2011, we may redeem the New Securities in whole or in part for an amount in cash equal to 100% of the principal amount plus interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

     If less than all of the outstanding New Securities are to be redeemed, the trustee will select the New Securities to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your New Securities is selected for partial redemption and you convert a portion of your New Securities, the converted portion will be deemed to be of the portion selected for redemption.

     We may not redeem the New Securities if we have failed to pay any interest on the New Securities and such failure to pay is continuing.

Repurchase at Option of the Holder

     You have the right to require us to repurchase the New Securities for cash on December 31 of 2010, 2013, 2018, 2023 and 2028. We will be required to repurchase any outstanding New Securities for which you deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the New Securities listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

     The repurchase price payable for a New Security will be equal to 100% of the principal amount, plus interest to, but excluding, the repurchase date.

     Your right to require us to repurchase New Securities is exercisable by delivering a written repurchase notice to the paying agent within 20 business days of the repurchase date. The paying agent initially will be the trustee.

     The repurchase notice must state:

•	if certificated New Securities have been issued, the certificate numbers (or, if your New Securities are not certificated, your repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of New Securities to be repurchased, which must be in $1,000 multiples; and

•	that the New Securities are to be repurchased by us pursuant to the applicable provisions of the New Securities and the Indenture.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn New Securities;

•	if certificated New Securities have been issued, the certificate numbers of the withdrawn New Securities (or, if your New Securities are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

     We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their New Securities.

     Payment of the repurchase price for a New Security for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the New Security, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the New Security will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the New Security. If the paying agent holds money sufficient to pay the repurchase price of the New Security on the business day following the repurchase date, then, on and after the date:

•	the New Security will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the New Security.

     This will be the case whether or not book-entry transfer of the New Security has been made or the note has been delivered to the paying agent.

     Our ability to repurchase New Securities with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding New Security on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

     We will comply with the provisions of Rule 13e-4 and any other rules under the Exchange Act that may be applicable.

Repurchase at Option of the Holder Upon a Designated Event

     If a designated event, as discussed below, occurs at any time prior to the maturity of the New Securities, you may require us to repurchase your New Securities for cash, in whole or in part, on a repurchase date that is not less than 30 nor more than 60 days after the date of our notice of the designated event. The New Securities will be repurchased in integral multiples of $1,000 principal amount. We will repurchase the New Securities at a price equal to 100% of the principal amount to be repurchased, plus accrued interest to, but excluding, the repurchase date.

     We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required by the Indenture to deliver to the trustee a copy of the designated event notice. If you elect to require us to repurchase your New Securities, you must deliver to us or our designated agent, on or before the repurchase date specified in our designated event notice, your repurchase notice for transfer. We will promptly pay the repurchase price for New Securities surrendered for repurchase following the later of the redemption date and the time of book-entry transfer or delivery of the New Securities to be redeemed, duly endorsed for transfer. If the paying agent holds money sufficient to pay the repurchase price for any New Security on the business day following the redemption date, then, on and after such date, the New Securities will cease to be outstanding, interest will cease to accrue and all other rights of the holder will terminate, except the right to receive the repurchase price. This will be the case whether or not book-entry transfer of the New Security has been made or the New Security has been delivered to the paying agent.

     You may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn New Securities;

•	if certificated New Securities have been issued, the certificate numbers of the withdrawn New Securities (or, if your New Securities are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the repurchase notice.

     A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

     A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which 50% or more of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration which is not at least 90% common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

     A “termination of trading” will be deemed to have occurred if our common stock, or other common stock into which the New Securities are then convertible, is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

     We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a designated event.

     These designated event repurchase rights could discourage a potential acquirer. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the New Securities upon a designated event would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

     We may be unable to repurchase the New Securities in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered New Securities. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the New Securities under certain circumstances, or expressly prohibit our repurchase of the New Securities upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing New Securities, we could seek the consent of our lenders to repurchase the New Securities or attempt to refinance such debt. If we do not obtain consent, we would not be permitted to repurchase the New Securities. Our failure to repurchase tendered New Securities would constitute an event of default under the Indenture, which might constitute a default under the terms of our other indebtedness. In these circumstances, or if a designated event would constitute an event of default under our senior indebtedness, the subordination provisions of the Indenture would restrict payments to the holders of New Securities.

Subordination of New Securities

     Payment on the New Securities will, to the extent provided in the Indenture, be subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The New Securities will be pari passu in right of payment with the Company’s 6 7/8% Senior Subordinated Notes due 2014. The New Securities also are effectively subordinated to all debt and other liabilities, including trade payables and lease obligations, if any, of our subsidiaries.

     Upon any distribution of our assets upon any dissolution, winding up, liquidation or reorganization, or in bankruptcy, insolvency, receivership or other proceedings or marshalling of assets for the benefit of creditors, the payment of the principal of, or premium, if any, and interest on the New Securities will be subordinated in right of payment to the prior payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness. In the event of any acceleration of the New Securities because of an event of default, the holders of any outstanding senior indebtedness would be entitled to payment in full in cash or other payment satisfactory to the holders of senior indebtedness of all senior indebtedness obligations before the holders of the New Securities are entitled to receive any payment or distribution. So long as the bank credit agreement is in effect, any declaration of acceleration of the New Securities will not become effective until the earlier of (i) five business days after receipt of acceleration notice by us and the administrative agent under the bank credit agreement and (ii) the acceleration of the indebtedness under the bank credit agreement.

     We may not make any payment on the New Securities if:

•	a default in the payment of senior indebtedness occurs and such default has not been cured or waived, which we refer to as a payment default; or

•	a default other than a payment default occurs (i) under the bank credit agreement and is continuing pursuant to which the maturity thereof may be accelerated and (a) upon receipt by the trustee of written notice of such default, which we refer to as a payment blockage notice, from the administrative agent under the bank credit agreement or (b) if such event of default under the bank credit agreement results from the acceleration of the New Securities or a change of control, from and after the date of such acceleration or occurrence of such change of control or (ii) under any other designated senior indebtedness other than the bank credit agreement that permits the holders of such designated senior indebtedness to accelerate its maturity, and the trustee receives a payment blockage notice from the trustee or other representative of the holders of such designated senior indebtedness, which we refer to as a non-payment default.

     We may resume payments and distributions on the New Securities:

•	in case of a payment default, upon the date on which such default is cured or waived; and

•	in case of a non-payment default, (i) if such non-payment default exists under the bank credit agreements, 179 days after the date on which the payment blockage notice is received (unless such payment blockage period is terminated by written notice to the trustee from the administrative agent, such designated senior indebtedness is repaid in full in cash or cash equivalents or such event of default has been cured or waived), or (ii) if such non-payment default exists under designated senior indebtedness other than the bank credit agreement, 119 days after the date on which the payment blockage notice is received (unless such payment blockage period is terminated by written notice to the trustee from the trustee or other representative of the holders of such designated senior indebtedness, such designated senior indebtedness is repaid in full in cash or cash equivalents or such event of default has been cured or waived).

     There must be 180 consecutive days in any 360-day period in which no payment blockage is in effect for a non-payment default. No non-payment default (other than a non-payment default under the financial maintenance covenants under the bank credit agreement) that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for any later payment blockage notice unless such non-payment default has been cured or waived for a period of not less than 45 days.

     If the trustee or any holder of the New Securities receives any payment or distribution of our assets in contravention of the subordination provisions on the New Securities before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior indebtedness, then trustee will notify the holders of such senior indebtedness of such prohibited payment and such payment or distribution will be held in trust for the benefit of, and shall be paid over and delivered to, holders of senior indebtedness or their representatives but only to the extent the holders of such senior indebtedness, within 30 days of the date of receipt of such notice from the trustee, notify the trustee in writing of the amounts then due and owing on such senior indebtedness and only the amounts specified in such notice to the trustee shall be paid.

     Because of the subordination provisions discussed above, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the New Securities may receive less, ratably, than our other creditors. This subordination will not prevent the occurrence of any event of default under the Indenture.

     The New Securities are exclusively obligations of us. A substantial portion of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the New Securities, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments from our subsidiaries. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

     Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of New Securities to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor to any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

     The term “senior indebtedness” is defined in the Indenture and includes principal, premium, interest, rent, fees, costs, expenses and other amounts accrued or due on our existing or future indebtedness, as defined below, or any existing or future indebtedness guaranteed or in effect guaranteed by us, subject to certain exceptions. The term does not include:

•	any indebtedness that when incurred was without recourse to us; or

•	any indebtedness that by its express terms is not senior to the New Securities or is pari passu or junior to the New Securities; or

•	any indebtedness we owe to any of our subsidiaries or to a joint venture in which we have an interest; or

•	any repurchase, redemption or other obligations in respect of redeemable stock; or

•	the Old Notes; or

•	any indebtedness to any of our employees, officers or directors or any employees, officers or director of our subsidiaries; or

•	any liability for federal, state, local or other taxes owed or owing by the company; or

•	our 6 7/8% senior subordinated notes due 2014; or

•	any trade payables; or

•	the New Securities.

     The term “indebtedness” is also defined in the Indenture and includes, in general terms, our liabilities in respect of borrowed money, notes, bonds, debentures, letters of credit, bank guarantees, bankers’ acceptances, capital and certain other leases, interest rate and foreign currency derivative contracts or similar arrangements, guarantees and certain other obligations described in the Indenture, subject to certain exceptions. The term does not include, for example, any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services.

     The term “bank credit agreement” is defined in the Indenture and means the credit agreement dated April 17, 2001, as amended, among AGCO, certain of its subsidiaries named therein, the lenders named therein, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” New York Branch, which we refer to as Rabobank New York, SunTrust Bank and Credit Suisse First Boston, as Co-Syndication Agents; Rabobank, Cobank, ACB and Bear Stearns Corporate Lending, Inc., as Co-Documentation Agents; Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., “Rabobank Nederland,” Canadian Branch, as Canadian administrative agent, and Rabobank New York as administrative agent, together with all agreements, instruments and documents executed or delivered pursuant thereto or in connection therewith, in each case as such agreements, documents or instruments may be amended, supplemented, extended, renewed, replaced or otherwise modified from time to time, including, but not limited by, the credit agreement and other documents executed in connection with the credit facility contemplated by that certain commitment letter dated August 15, 2003 from Rabobank New York to the Company.

     The term “designated senior indebtedness” is defined in the Indenture and includes, in general terms, indebtedness and all other monetary obligations, including expenses, fees and other amounts under the bank credit agreement and any senior indebtedness that has an aggregate principal balance of at least $25 million that is specifically designated by us in the instrument creating or evidencing such senior indebtedness as “designated senior indebtedness.”

     As of March 31, 2005, we had $687.50 million of senior indebtedness outstanding, including our $250.0 million principal amount 9 1/2% senior notes due 2008, which have been called for redemption since that date, and our subsidiaries had $150.7 million of indebtedness. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the Indenture. We may from time to time incur additional debt, including senior indebtedness. Our subsidiaries may also from time to time incur additional debt and liabilities.

     We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the New Securities. The trustee’s claims for these payments will generally be senior to those of holders of New Securities in respect of all funds collected or held by the trustee.

Merger and Sale of Assets by AGCO

     The Indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States or any jurisdiction thereof;

•	the successor person expressly assumes all of our obligations under the New Securities and the Indenture; and

•	we or such successor person will not be in default under the Indenture immediately after the transaction.

     When such a person assumes our obligations in such circumstances, subject to certain exceptions and the satisfaction of other conditions under the Indenture, we shall be discharged from all obligations under the New Securities and the Indenture.

Events of Default; Notice and Waiver

     The following will be events of default under the Indenture:

•	we fail to pay principal or premium, if any, when due upon redemption or otherwise on the New Securities, whether or not the payment is prohibited by subordination provisions;

•	we fail to pay any interest on the New Securities, when due and such failure continues for a period of 30 days, whether or not the payment is prohibited by subordination provisions of the Indenture;

•	we fail to perform or observe the covenants described above under the heading “—Merger and Sale of Assets by AGCO” or fail to make or consummate any offer to redeem the New Securities following a designated event or repurchase the New Securities at the option of holders, whether or not the payment is prohibited by subordination provisions of the Indenture;

•	we fail to perform or observe any of the covenants in the Indenture for 30 days after notice by the trustee or the holders of 25% or more of the principal amount of outstanding New Securities;

•	the occurrence under indebtedness of the company or any subsidiary having an outstanding balance of $10 million or more of (i) an event of default that has caused the holder of such indebtedness to accelerate the maturity of such indebtedness and such indebtedness has not been discharged in full or such acceleration rescinded within 30 days or (ii) the failure to make the principal payment on the final (but not interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days;

•	a final judgment of $10 million or more is not stayed, discharged or paid for more than 30 days; and

•	certain events involving our bankruptcy, insolvency or reorganization or the bankruptcy, insolvency or reorganization of one of our significant subsidiaries.

     The trustee may withhold notice to the holders of the New Securities of any default, except defaults in payment of principal, premium, if any, or interest on the New Securities. However, the trustee must consider it to be in the interest of the holders of the New Securities to withhold this notice.

     If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding New Securities may declare the principal, premium, if any, and accrued interest on the outstanding New Securities to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest on the New Securities will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, or interest that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding New Securities may waive these past defaults.

     Payments of principal, premium, if any, or interest on the New Securities that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

     The holders of a majority of outstanding New Securities will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the Indenture.

     No holder of the New Securities may pursue any remedy under the Indenture, except in the case of a default in the payment of principal, premium, if any, or interest on the New Securities, unless:

•	the holder has given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of outstanding New Securities make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the New Securities; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

     The consent of the holders of a majority in principal amount of the outstanding New Securities is required to modify or amend the Indenture. However, a modification or amendment requires the consent of the holder of each outstanding New Security affected if it would:

•	extend the fixed maturity of any New Security;

•	reduce the rate or extend the time for payment of interest of any New Security;

•	reduce the principal amount or premium of any New Security;

•	reduce any amount payable upon redemption or repurchase of any New Security;

•	adversely change our obligation to redeem any New Security on a redemption date or upon a designated event or purchase any New Security on a repurchase date;

•	impair the right of a holder to institute suit for payment on any New Security;

•	change the currency in which any New Security is payable;

•	impair the right of a holder to convert any New Security or reduce the conversion rate otherwise than in accordance with the terms of the Indenture;

•	adversely modify, in any material respect, the subordination provisions of the Indenture;

•	reduce the quorum or voting requirements under the Indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the Indenture;

•	subject to specified exceptions, modify certain of the provisions of the Indenture relating to modification or waiver of provisions of the Indenture; or

•	reduce the percentage of New Securities required for consent to any modification of the Indenture.

     We are permitted to modify certain provisions of the Indenture without the consent of the holders of the New Securities.

Form, Denomination and Registration

     The New Securities will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

     Upon completion of the exchange offer and the issue of the New Securities, we will have no further or ongoing obligation to register the New Securities or to make any filings to facilitate their sale or other transfer or conversion into shares of our common stock, including no requirements to timely file reports for the exchange offer or the conversion under the Exchange Act. We believe that the conversion of the New Securities into shares of our common stock will be exempt from registration under the Securities Act by virtue of Section 3(a)(9) thereof and, when issued upon conversion, the shares will be freely tradable securities except to the extent the holder is an “affiliate” of ours, as that term is defined in rules under the Securities Act.

Global Note, Book-Entry Form

     New Securities will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

     Beneficial interests in a global note may be held through organizations that are participants in DTC, known as participants. Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

     Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which we refer to as indirect participants. So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

     We will pay interest on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

     Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of New Securities, including the presentation of New Securities for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the New Securities represented by the global note as to which the participant or participants has or have given such direction.

     DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

     DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

     DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

     We will issue New Securities in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the New Securities shall have been accelerated in accordance with the terms of the New Securities and any holder shall have requested in writing the issuance of definitive certificated New Securities; or

•	we have determined in our sole discretion that New Securities shall no longer be represented by global notes.

Information Concerning the Trustee

     We have appointed SunTrust Bank, the trustee under the Indenture, as exchange agent for the New Securities. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

     The Indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the New Securities, the trustee must eliminate such conflict or resign as trustee under the Indenture.

     The trustee makes no representation or warranty, express or implied, as to the accuracy or completeness of any information contained in this prospectus, except for such information that specifically pertains to the trustee itself, or any information incorporated by reference into this prospectus.

DESCRIPTION OF CAPITAL STOCK

     Our authorized capital stock consists of 150,000,000 shares of common stock, having a par value of $.01 per share, and 1,000,000 shares of preferred stock, having a par value of $.01 per share. The preferred stock may be issued in separate series as authorized by our board of directors. As of May 23, 2005, there were 90,448,392 shares of common stock outstanding. All outstanding shares of common stock are fully paid and nonassessable.

Common Stock

     The following description of our common stock is only a summary and is subject to the terms of provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. We encourage you to read our amended and restated certificate of Incorporation and amended and restated bylaws, which have been filed with the SEC and are incorporated by reference into this prospectus.

     Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Cumulative voting is not permitted. Holders of a majority of the shares of common stock are entitled to vote in any election of directors and may elect all of the directors standing for election. Subject to any preferential dividend rights of outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of AGCO, the holders of common stock are entitled to receive ratably the net assets of AGCO available for distribution after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we have or may designate and issue in the future.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is SunTrust Bank.

Listing

     Our common stock is listed for trading on the New York Stock Exchange under the symbol “AG.”

Rights Plan

     We adopted a stockholder rights plan on April 27, 1994 and amended the plan on April 22, 2004. Our board of directors implemented the plan by declaring a dividend of one preferred share purchase right for each share of common stock outstanding. The rights plan provides that each share of common stock outstanding will have attached to it the right to purchase a one-hundredth of a share of Junior Cumulative Preferred Stock, or junior preferred stock. The purchase price per a one-hundredth of a share of junior preferred stock is $110.00, subject to adjustment. Our stockholder rights plan was approved by our stockholders in 1994.

     The rights will be exercisable only if a person or group, which we refer to as an acquirer, acquires 20% or more of our common stock or announces a tender offer or exchange offer that would result in the acquisition of 20% or more of our common stock or, in some circumstances, if additional conditions are met. Once they are exercisable, the plan allows stockholders, other than the acquirer, to purchase our common stock or securities of the acquirer with a then current market value of two times the exercise price of the right. Merely holding a right does not confer any additional rights as a stockholder of AGCO until it is exercised. The rights are redeemable for $.01 per right, subject to adjustment, at the option of the board of directors. The rights will expire on April 26, 2014, unless they are extended, redeemed or exchanged by us before that date.

     The rights have certain “anti-takeover” effects because they may cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board of directors. Generally, the rights should not interfere with any merger or other business combination approved by our board of directors prior to the time that there is an acquirer since until such time the rights generally may be redeemed by our board of directors at $.01 per right.

Preferred Stock

     We have the authority to issue up to 1,000,000 shares of preferred stock, par value $.01 per share, with 300,000 shares designated as a series of junior preferred stock, par value $.01 per share. The junior preferred stock may be acquired in accordance with the terms of our preferred share purchase rights. As of the date of this prospectus, we did not have any shares of preferred stock outstanding. Our board of directors is authorized at any time to issue all or any shares of preferred stock in one of more classes or series and to determine the following terms for each series of preferred stock:

•	the offering price at which we will issue the preferred stock;

•	whether that series of preferred stock will be entitled to receive dividends;

•	the dividend rate (or method for determining the rate);

•	whether dividends on that series of preferred stock will be cumulative, noncumulative or partially cumulative;

•	the liquidation preference of that series of preferred stock, if any;

•	the conversion or exchange provisions applicable to that series of preferred stock, if any;

•	the redemption or sinking fund provisions applicable to that series of preferred stock, if any;

•	the voting rights of that series of preferred stock, if any; and

•	the terms of any other preferences, rights, qualifications, limitations, or restrictions, if any, applicable to that series of preferred stock.

UNITED STATES FEDERAL TAX CONSIDERATIONS

     This section summarizes the material United States federal income tax considerations relating to the exchange of Old Notes for New Securities pursuant to the exchange offer, and the ownership and disposition of the New Securities, and insofar as it relates to matters of U.S. federal income tax law and regulations or legal conclusions with respect thereto, constitutes the opinion of our tax counsel, Troutman Sanders LLP. This summary does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change or differing interpretation, possibly with retroactive effect. Except as specifically discussed below with regard to Non-U.S. Holders (as defined below), this summary applies only to U.S. Holders (as defined below) who purchased their Old Notes at their original issuance or on the secondary market and receive the New Securities in exchange for Old Notes pursuant to the exchange offer or, with respect to the discussion under “Consequences of the Exchange Offer—Non-Exchanging Holders,” holders who do not exchange their Old Notes pursuant to the exchange offer, and, in each case, who hold the New Securities and the common stock, if any, into which the New Securities are convertible as “capital assets” (within the meaning of Section 1221 of the Code). Persons who purchased the Old Notes on the secondary market after their original issuance may be subject to certain additional rules relating to taking into account any market discount or market premium, the material consequences of which are summarized below. Because the application of such rules to persons acquiring the Old Notes on the secondary market will vary depending on the specific circumstances of such persons, such persons are advised to consult their own tax advisors regarding the application of those rules.

     For purposes of this summary, “U.S. Holders” include (i) individual citizens or residents of the U.S., including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws, (ii) corporations (including any entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) estates, the incomes of which are subject to United States federal income taxation regardless of the source of such income or (iv) trusts the administration of which is subject to the primary supervision of a United States court and all substantial decisions of which are controlled by one or more United States persons (or certain trusts in existence on August 20, 1996 provided such a trust has elected to be treated as a United States person and complied with certain other requirements). Persons other than U.S. Holders (“Non-U.S. Holders”) are subject to special United States federal income tax considerations, some of which are discussed below.

     If a partnership (including for this purpose any entity treated as a partnership for United States tax purposes) is a beneficial owner of the New Securities, the United States tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. A holder of the New Securities that is a partnership and partners in such partnership should consult their individual tax advisors about the United States federal income tax consequences of exchanging the Old Notes for New Securities.

     This discussion does not address tax considerations applicable to a U.S. Holder’s particular circumstances or to U.S. Holders that may be subject to special tax rules such as (i) banks, thrifts, real estate investment trusts, regulated investment companies, or other financial institutions or financial service companies, (ii) S corporations, (iii) holders subject to the alternative minimum tax, (iv) tax-exempt organizations, (v) insurance companies, (vi) foreign persons or entities (except to the extent specifically set forth below), (vii) brokers or dealers in securities or currencies, (viii) persons whose “functional currency” is not the United States dollar, or (ix) persons that hold the Old Notes and/or the New Securities as a position in a hedging transaction, “straddle,” or “conversion transaction” (as defined for United States federal income tax purposes) or persons deemed to sell the New Securities or common stock under the constructive sale provisions of the Code.

     We have not sought any ruling from the IRS with respect to the statements made and the conclusion reached in the following summary, and there can be no assurance that the IRS will agree with the statements and conclusion set forth below. In addition, the IRS is not precluded from successfully adopting a contrary position. This summary does not consider the effect of United States federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction. This summary does not address the U.S. federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of the Old Notes. This summary also assumes that the IRS will respect the classification of the Old Notes and the New Securities as indebtedness for federal income tax purposes.

     INVESTORS CONSIDERING THE EXCHANGE OF OLD NOTES FOR NEW SECURITIES SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences of the Exchange Offer

Exchanging Holders

     Characterization of the exchange. The formal exchange of an old debt instrument for a new debt instrument will generally be treated as an exchange for United States income tax purposes if the exchange results in a “significant modification” of the old debt instrument. For purposes of this discussion, an exchange that results in a significant modification of a debt instrument will be referred to as a “Taxable Exchange.” The exchange of Old Notes for New Securities will constitute a significant modification of the terms of the Old Notes if, based on all facts and circumstances, the legal rights or obligations of the Old Notes are altered to an extent and degree that is considered “economically significant.”

     The IRS has promulgated regulations that provide general guidance as to when changes to the terms of a debt instrument will result in a “significant modification” thereof. In addition, the IRS has issued specific guidance to individual taxpayers. However, the published guidance in general requires determinations based on specific facts and does not sufficiently address the treatment of the exchange of the Old Notes into the New Securities, in particular, the provisions of the New Securities providing for the receipt of cash in lieu of common stock and the provisions adjusting the conversion rate in the event of certain corporate acquisitions.

     Notwithstanding this lack of specific guidance and based on our interpretation of the Treasury regulations, we believe that the differences between the terms of the Old Notes and the New Securities are not economically significant. On that basis, while it is not free from doubt, the exchange of Old Notes for New Securities should not constitute a “significant modification” of the terms of the Old Notes and, therefore, a U.S. holder should not recognize any gain or loss as a result of the exchange, and should have the same tax basis and holding period in the New Securities as such U.S. Holder had in the Old Notes. By participating in the exchange offer, each holder will be deemed to have agreed to treat the exchange as not constituting a Taxable Exchange. This position, however, is subject to considerable uncertainty and could be challenged by the IRS.

     Treatment if exchange is not a Taxable Exchange. If the exchange of Old Notes for New Securities does not constitute a Taxable Exchange, there will be no United States federal income tax consequences to a holder who exchanges Old Notes for New Securities, and each holder will have the same tax basis and holding period in the New Securities as such holder had in the Old Notes immediately prior to the exchange.

     Treatment if exchange is a Taxable Exchange — Recapitalization. Because there is no statutory, administrative or judicial authority that specifically addresses an exchange with the terms of the exchange offer, there can be no assurance that the IRS will agree that the exchange does not constitute a significant modification of the Old Notes. If, contrary to our position, the exchange of the Old Notes for New Securities were treated as a Taxable Exchange, although it is not entirely clear, the exchange should be treated as a non-taxable recapitalization for United States federal income tax purposes. Whether the exchange of Old Notes for New Securities qualifies as a recapitalization depends upon, among other things, whether the Old Notes and the New Securities are “securities” for United States federal income tax purposes. This determination in turn, depends upon the terms and conditions of, and other facts and circumstances relating to, the instruments, and upon the application of numerous judicial decisions. Of particular relevance to the determination of whether the Old Notes and the New Securities are securities for United States federal income tax purposes is the term of the particular instrument. Although a debt instrument with a term of more than ten years is generally considered to be a security, no authority clearly addresses the impact on security treatment of put and call features of the type included in the Old Notes and the New Securities. Nevertheless, the Old Notes and the New Securities should constitute securities for United States federal income tax purposes.

     If the exchange of the Old Notes for New Securities is treated as a Taxable Exchange, and if the Taxable Exchange is treated as a recapitalization, a U.S. Holder’s gain should be limited to the fair market value of the excess of the principal amount of the New Securities over the principal amount of the Old Notes. Here there will be no excess principal amount. As a result, a U.S. Holder should not recognize gain or loss on the exchange of the Old Notes for the New Securities, and such U.S. Holder’s tax basis in the New Securities will be the same as its tax basis in the Old Notes immediately prior to the exchange. Also, a U.S. Holder’s holding period for the New Securities will include its holding period for the Old Notes exchanged therefor. The IRS could, however, take positions contrary to the foregoing discussion, in which case the amount, timing and character of a holder’s income, gain or loss from such a recapitalization could differ materially from those described above.

     Treatment if exchange is a Taxable Exchange — Sale Treatment. If the exchange were to constitute a Taxable Exchange, and either the Old Notes or the New Securities were not treated as securities, the exchange would be a taxable transaction for United States federal income tax purposes. In such case, and subject to the market discount rules discussed below, each U.S. Holder generally would recognize capital gain or loss equal to the difference between such U.S. Holder’s adjusted basis in the Old Notes and the issue price of the New Securities (which is the fair market value of the New Securities or the Old Notes at the time of the exchange). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the Old Notes is more than one year at the time of the exchange. Long-term capital gains recognized by some non-corporate U.S. Holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations. U.S. Holders who purchased Old Notes at a discount will recognize ordinary income to the extent of any recognized gain to the extent of such discount. The holding period in the New Securities would begin the day after the exchange, and each U.S. Holder’s tax basis in the New Securities generally would equal the issue price of the New Securities. If the U.S. Holder’s adjusted tax basis in the New Securities exceeds its stated redemption price at maturity, the U.S. Holder will not automatically be able to amortize this excess as bond premium. The bond premium rules require all holders of convertible bonds to recalculate the issue price of such bonds without the conversion feature in order to exclude the price paid for the conversion privilege from the price paid for the bond.

     If the exchange of Old Notes for New Securities were treated as a Taxable Exchange, it would also be necessary to determine whether the original issue discount provisions of the Code (the “OID Rules”) will apply to the New Securities. If the stated redemption price at maturity of the New Securities (generally, the amount the Company is required to pay upon maturity of the New Securities) exceeds their issue price (the fair market value of the New Securities or the Old Notes) the New Securities would be issued with original issue discount. Subject to a statutory de minimis rule, a U.S. Holder would be required to include any original issue discount in its, his or her taxable income on a constant yield-to-maturity basis over the term of the New Securities and in advance of the receipt of cash payments attributable to such income.

     Contingent Payment Debt Instrument Rules. Unlike a number of convertible debt instruments issued over the past several years, neither the Old Notes nor the New Securities were designed to take advantage of the contingent payment debt instrument rules set forth in Treasury Regulation § 1.1275-4 (the “CPDI Rules”) which would otherwise have allowed the Company to deduct interest expense in an amount greater than the stated interest rate on the Old Notes or the New Securities. Specifically, the CPDI Rules do not apply to those debt instruments, such as the Old Notes and the New Securities, which merely provide for the option to convert the debt instrument into stock of the issuer or into cash or other property in an amount equal to the approximate value of such stock or debt. Accordingly, we have not treated the Old Notes, nor will we treat the New Securities, as contingent payment debt instruments under the CPDI Rules.

     Taxation of Interest. Interest paid on the New Securities will be included in the income of a U.S. Holder as ordinary income at the time it is treated as received or accrued, in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes. Under Treasury Regulations, the possibility of an additional payment under a note may be disregarded for purposes of determining the amount of interest or original issue discount income to be recognized by the holder in respect of such note (or the timing of such recognition) if the likelihood of the payment, as of the date the notes are issued, is remote. U.S. Holders participating in the exchange may require us to redeem any and all of their New Securities in the event of a designated event, and we may redeem some or all of the New Securities on or after January 1, 2011, subject to certain conditions. We intend to take the position that a “designated event” or a redemption is remote under the Treasury Regulations, and likewise do not intend to treat the possibility of a “designated event” or a redemption as affecting the yield to maturity of any New Security. In the event any of these contingencies occurs, it may affect the amount and timing of the income that must be recognized by a U.S. Holder of the Old Notes and New Securities.

     Market Premium and Market Discount. A U.S. Holder participating in the exchange who purchased the Old Notes on the secondary market after their original issuance may be subject to the rules relating to accounting for market discount or market premium with respect to the Old Notes and the New Securities. If the Old Notes were purchased at a premium, a U.S. Holder generally will be able to amortize any remaining market premium over the term of the New Securities. If the Old Notes were purchased at a discount, a U.S. Holder generally will be required to recognize the amount of such discount as ordinary income to the extent the gain recognized upon disposition of the New Securities does not exceed such market discount. U.S. Holders should consult their own tax advisors regarding the specific application of the market discount and market premium rules with respect to such persons’ Old Notes and New Securities.

     Sale, Exchange or Redemption of the New Securities. Subject to the market discount rules discussed above, upon the sale, exchange (other than a conversion) or redemption of a New Security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange (other than a conversion) or redemption (except to the extent such amount is attributable to accrued interest income not previously included in income, which will be taxable as ordinary income, or is attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and (2) such U.S. Holder’s adjusted tax basis in the New Security. A U.S. Holder’s adjusted tax basis in a New Security generally will equal the cost of the New Security to such holder less any principal payments received by the holder. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the New Security is more than one year at the time of sale, exchange (other than a conversion) or redemption. Long-term capital gains recognized by some non-corporate U.S. Holders, including individuals, will generally be subject to taxation at reduced rates. The deductibility of capital losses is subject to limitations. In the event of a gain upon a sale, exchange (other than a conversion) or redemption of a New Security carrying market discount, a U.S. Holder will recognize ordinary income to the extent any recognized gain does not exceed such market discount.

     Conversion for U.S. Holders. Subject to the market discount rules discussed above, if a U.S. Holder participating in the exchange subsequently presents a New Security for conversion, and we deliver solely cash for both the principal return and any amount in excess of the principal return, the U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the New Security. The gain or loss recognized by a U.S. Holder will be long-term capital gain or loss if the holding period attributable to the New Security exceeds one year at the time of the conversion. Long-term capital gains of non-corporate taxpayers are currently subject to U.S. federal income tax at reduced rates. The deductibility of capital losses is subject to limitations. In the event of a cash conversion of a New Security carrying market discount, a U.S. Holder will recognize ordinary income to the extent any recognized gain does not exceed such market discount.

     If a U.S. Holder participating in the exchange subsequently presents a New Security for conversion, and we deliver cash for the principal return and common stock for any amount in excess of the principal return, the U.S. federal income tax treatment is not entirely clear because there is no statutory, administrative or judicial authority specifically addressing the tax consequences of such a payment upon conversion of a note. The cash payment may be treated as proceeds from the sale of a portion of the New Security, and any common stock may be treated as received upon conversion of a portion of the New Security. The U.S. Holder’s aggregate tax basis in the New Security would be allocated between the portion of the New Security treated as sold and the portion of the New Security treated as converted into common stock based on their relative fair market values. Subject to the market discount rules discussed above, a U.S. Holder generally would recognize capital gain or loss with respect to the portion of the New Security treated as sold equal to the difference between the amount of cash received by the U.S. Holder and the U.S. Holder’s adjusted tax basis in the portion of the New Security treated as sold. The gain or loss recognized by a U.S. Holder would be long-term capital gain or loss if the holding period attributable to the new note exceeds one year at the time of the conversion. Long-term capital gains of non-corporate taxpayers are currently subject to U.S. federal income tax at reduced rates. The deductibility of capital losses is subject to limitations. With respect to the portion of the new note treated as converted, a U.S. Holder generally would not recognize any gain or loss. The tax basis allocated to the portion of the New Security treated as converted into common stock would be the U.S. Holder’s tax basis in the common stock. The U.S. Holder’s holding period for the common stock would include the U.S. Holder’s holding period attributable to the New Security. Alternatively, a U.S. Holder may be treated as exchanging the New Security for our common stock and cash in a recapitalization for U.S. federal income tax purposes. In such case, the U.S. Holder generally would not recognize loss, but generally would recognize capital gain in an amount equal to the lesser of the gain realized and the cash received, subject to the market discount and market premium rules discussed above. Such gain generally would be long-term capital gain if the U.S. Holder’s holding period attributable to the new note exceeds one year at the time of the conversion. Long-term capital gains of non-corporate taxpayers are currently subject to U.S. federal income tax at reduced rates. The deductibility of capital losses is subject to limitations. The U.S. Holder’s adjusted tax basis in the common stock received generally would equal the adjusted tax basis of the New Security, decreased by the amount of cash received, and increased by the amount of gain recognized. U.S. Holders should consult their own tax advisors regarding the proper treatment of the receipt of a combination of cash and common stock upon conversion of a New Security.

     Distributions on Common Stock for U.S. Holders. Distributions, if any, made on the common stock after a conversion generally will be included in the income of a U.S. Holder as dividend income to the extent of our current or accumulated earnings and profits. A dividend distribution to a corporate U.S. Holder may qualify for a dividends-received deduction; however, certain holding period requirements, taxable income and other limitations may apply. Distributions in excess of our current and accumulated earnings and profits will be treated as a non-taxable return of capital that reduces the U.S. Holder’s basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain.

     Holders of convertible debt instruments such as the New Securities may, in some circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted or there is a failure to provide for an adjustment, to the extent the adjustment results in an increase in the holder’s proportionate interest in our earnings and profits or assets. However, adjustments to the conversion price made pursuant to a bona fide, reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments will generally not be considered to result in a constructive distribution of stock. Some of the possible adjustments provided in the New Securities (including, without limitation, adjustments in respect of taxable dividends to our stockholders or adjustments at our discretion) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. Holders of New Securities will be deemed to have received constructive distributions taxable as dividends to the extent of our current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. A U.S. Holder’s tax basis in the New Securities, however, generally will be increased by the amount of any constructive dividend included in taxable income.

     Sale, Exchange or Redemption of Common Stock for U.S. Holders. Upon the sale, exchange or redemption of common stock a U.S. Holder generally will recognize capital gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale, exchange or redemption and (2) such U.S. Holder’s adjusted tax basis in the common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in common stock is more than one year at the time of the sale, exchange or redemption. Long-term capital gains recognized by some non-corporate U.S. Holders, including individuals, will generally be subject to taxation at reduced rates. A U.S. Holder’s basis and holding period in common stock received upon conversion of a New Security are determined as discussed above under “Conversion for U.S. Holders.” The deductibility of capital losses is subject to limitations.

Non-U.S. Holders

     Treatment of Non-U.S. Holder in a Taxable Exchange. If you are a Non-U.S. Holder, all payments made to you on the New Securities, and any gain realized on the exchange of the Old Notes for the New Securities (including any market discount with respect to the Old Notes), will be exempt from the 30% U.S. federal withholding tax and the U.S. federal income tax, provided that:

•	you do not (directly or indirectly, actually or constructively) own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;

•	you are not a controlled foreign corporation that is related to us through stock ownership;

•	you are not a bank whose receipt of interest on the New Securities is described in Section 881(c)(3)(A) of the Code;

•	(a) you provide your name and address, and certify, under penalties of perjury, that you are not a U.S. person (which certification may be made on an IRS Form W-8BEN (or successor form)) or (b) you hold your New Securities through certain qualified intermediaries and you satisfy the certification requirements of applicable Treasury regulations (special certification rules apply to holders that are pass-through entities); and

•	if you are an individual Non-U.S. Holder, you are present in the United States for less than 183 days in the taxable year of disposition (or are present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are not met); and

•	your holding of the New Securities is not effectively connected with the conduct of a trade or business in the U.S.

     If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the New Securities is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S.

     Distributions on common stock after conversion will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder generally will be subject to U.S. withholding tax at a 30 percent rate, except where an applicable U.S. income tax treaty provides for the reduction or elimination of such withholding tax or where the dividends are effectively connected with the holder’s conduct of a trade or business in the United States and are taxable as described above. A Non-U.S. Holder that satisfies the requirements described above may be entitled to a reduction or exemption from withholding under the foregoing rules.

     Distributions in excess of our current and accumulated earnings and profits as determined under U.S. federal income tax principles will be treated as a non-taxable return of capital that reduces the non-U.S. Holder’s basis in the common stock dollar-for-dollar until the basis has been reduced to zero, and thereafter as capital gain. Such capital gain will generally not be taxable to a Non-U.S. Holder except as effectively connected income under the circumstances described above.

     The conversion rate of the New Securities is subject to adjustment in some circumstances. Any such adjustment or failure to make an adjustment could, in some circumstances, give rise to a deemed distribution to Non-U.S. Holders of the New Securities or common stock that is taxable as a dividend to the extent of our accumulated earnings and profits. In such case, the deemed distribution would be subject to the rules described above regarding U.S. withholding tax on dividends.

     Sale, Exchange, Redemption or Conversion of New Securities or Sale, Exchange or Redemption of Common Stock — Non-U.S. Holders. Any gain realized by a Non-U.S. Holder upon a sale, exchange, redemption or conversion of the New Securities (except for any accrued interest on such instrument) or a sale, exchange or redemption of our common stock generally will not be subject to U.S. federal income tax unless:

•	such gain is effectively connected with the conduct by such holder of a U.S. trade or business;

•	the holder is an individual who is present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are satisfied; or

•	the holder is subject to tax under special rules applicable to certain U.S. expatriates.

     If you are engaged in a trade or business in the U.S. and interest on a New Security or gain realized from the sale, exchange, conversion, repurchase or redemption of the New Securities is effectively connected with the conduct of that trade or business (and, where a tax treaty applies, is attributable to a U.S. permanent establishment), you will be subject to U.S. federal income tax (but not the 30% withholding tax if you provide a Form W-8ECI as described above) on that interest or gain on a net income basis in the same manner as if you were a U.S. person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a “branch profits tax” equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the U.S. For this purpose, interest or gain will be included in the earnings and profits of such foreign corporation. An individual Non-U.S. Holder who is in the U.S. for more than 183 days in the taxable year in which the New Security is sold, exchanged, redeemed or repurchased, and who meets certain other conditions, will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the U.S.

Backup Withholding and Information Reporting

     If you are a U.S. Holder of our New Securities or common stock, information reporting requirements will generally apply to all payments we make to you and the proceeds from a sale of a New Security or share of common stock made to you, unless you are an exempt recipient, such as a corporation. If you fail to supply your correct taxpayer identification number, under-report your tax liability or otherwise fail to comply with applicable U.S. information reporting or certification requirements, the Internal Revenue Service may require us to withhold federal income tax at the rate set by Section 3406 of the Code (currently 28%) from those payments.

     In general, if you are a Non-U.S. Holder you will not be subject to backup withholding and information reporting with respect to payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and you have given us the certification described above under “Treatment of Non-U.S. Holders in a Taxable Exchange.”

     In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a debenture or share of common stock within the U.S. or conducted through certain U.S.-related financial intermediaries, if the payor receives the certification described above under “Treatment of Non-U.S. Holders in a Taxable Exchange” and does not have actual knowledge that you are a U.S. person, as defined under the Code, or you otherwise establish an exemption.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Non-Exchanging Holders

     Holders of Old Notes who do not exchange Old Notes for New Securities in the exchange offer will not recognize any gain or loss for United States federal income tax purposes as a result of the exchange offer. Such holders will continue to have the same tax basis and holding period in their Old Notes as such holders had immediately prior to the exchange offer.

     THE PRECEDING DISCUSSION OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS DOES NOT CONSTITUTE SPECIFIC TAX ADVICE RELATING TO YOUR PARTICULAR CIRCUMSTANCES. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR UNITED STATES FEDERAL, STATE, AND LOCAL TAX CONSEQUENCES OF EXCHANGING, PURCHASING, HOLDING AND DISPOSING OF THE OLD NOTES, NEW SECURITIES, AND OUR COMMON STOCK. TAX ADVISORS SHOULD ALSO BE CONSULTED AS TO THE U.S. ESTATE AND GIFT TAX CONSEQUENCES AND THE FOREIGN TAX CONSEQUENCES OF EXCHANGING, PURCHASING, HOLDING AND DISPOSING OF THE OLD NOTES, NEW SECURITIES, AND OUR COMMON STOCK, AS WELL AS THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for AGCO by Troutman Sanders LLP, Atlanta, Georgia. The dealer manager has been advised by Alston & Bird LLP.

EXPERTS

     The consolidated financial statements and financial statement schedule of AGCO and its subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. KPMG LLP’s report refers to a change in accounting for goodwill and other intangible assets in 2002.

     KPMG LLP’s report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004 contains an explanatory paragraph that states that AGCO acquired the Valtra tractor and diesel operations during 2004. As permitted by SEC regulations, management excluded from its assessment of the effectiveness of AGCO’s internal control over financial reporting as of December 31, 2004, Valtra’s internal control over financial reporting. The audit of internal control over financial reporting of AGCO and its subsidiaries performed by KPMG LLP also excluded an evaluation of the internal control over financial reporting of the Valtra tractor and diesel operations.

The exchange agent for the exchange offer is:

SunTrust Bank

By Facsimile:	By Registered or Certified Mail:	By Hand/Overnight Delivery:
SunTrust Bank	SunTrust Bank	SunTrust Bank
Corporate Trust Department	Corporate Trust Department	Corporate Trust Department
25 Park Place, 24 th Floor	25 Park Place, 24 th Floor	25 Park Place, 24 th Floor
Atlanta, Georgia 30303	Atlanta, Georgia 30303	Atlanta, Georgia 30303
Attn: Muriel Shaw	Attn: Muriel Shaw	Attn: Muriel Shaw
404-588-7335

For Confirmation by Telephone: 404-588-7067

Questions, requests for assistance and requests for additional copies of this prospectus and related letter of transmittal may be directed to the information agent or the dealer manager at each of their addresses set forth below:

The information agent for the exchange offer is:

Morrow & Company, Inc.
445 Park Avenue
New York, New York 10022
(800) 654-2468 (U.S. toll-free)
AGCO.info@morrowco.com

The dealer manager for the exchange offer is:

Morgan Stanley & Co. Incorporated
1585 Broadway
New York, NY 10036
Attention: Arthur Rubin
(800) 624-1808 (U.S. toll-free)
(212) 761-1864 (collect)

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

      Section 145 of Title 8 of the Delaware Code gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe his conduct was unlawful. The same Section also gives a corporation power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Also, the Section states that, to the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

      Under Article XI of AGCO’s Amended and Restated Bylaws, AGCO shall indemnify, defend and hold harmless against all liability, loss and expenses (including attorneys’ fees reasonably incurred), to the full extent and under the circumstances permitted by the Delaware General Corporation Law in effect from time to time, any past, present or future director or officer of AGCO or a designated officer of an operating division of AGCO, made or threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer of AGCO or designated officer of an operating division of AGCO, or is or was an employee or agent of AGCO acting as a director, officer, employee or agent of another company or other enterprise in which the corporation owns, directly or indirectly, an equity or other interest or of which it may be a creditor.

      If a person indemnified under Article XI must retain an attorney directly, AGCO may, in its discretion, pay the expenses (including attorneys’ fees) incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under Article XI or otherwise.

      This right of indemnification shall not be deemed exclusive of any other rights to which a person indemnified under Article XI may be entitled by Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, and shall continue as to a person who has ceased to be a director, officer, designated officer, employee or agent and shall inure to the benefit of the heirs, executors, administrators and other legal representatives of such person. It is not intended that the provisions of Article XI shall be applicable to, and they are not to be construed as granting indemnity with respect to, matters as to which indemnification would be in contravention of the laws of Delaware or of the United States of America whether as a matter of public policy or pursuant to statutory provision.

      The board of directors may also on behalf of AGCO grant indemnification to any individual other than a person indemnified under Article XI to such extent and in such manner as the board in its sole discretion may from time to time and at any time determine.

Item 21. Exhibits and Financial Statement Schedules

      (a) Exhibits. The following is a list of all exhibits filed as part of this registration statement on Form S-4, including those exhibits incorporated in this registration statement by reference.

Exhibit
Number	Description of Exhibits
3.1	Certificate of Incorporation (previously filed with the SEC as Exhibit 3.1 to AGCO’s Form 10-Q, filed August 14, 2002, and incorporated herein by reference)

3.2	By-Laws (previously filed with the SEC as Exhibit 3.2 to AGCO’s Form 10-K, filed March 29, 2002, and incorporated herein by reference)

4.1	Indenture dated December 23, 2003 between AGCO and SunTrust Bank (previously filed with the SEC as Exhibit 4.1 to AGCO’s Registration Statement on Form S-3, No. 333-113560, and incorporated herein by reference)

4.2	Form of First Supplemental Indenture, between AGCO and SunTrust Bank (previously filed with the SEC as Exhibit 4.2 to this Registration Statement on Form S‑4, No. 333‑125255)

4.3	AGCO agrees to furnish to the SEC upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of Troutman Sanders LLP regarding the legality of the securities (previously filed with the SEC as Exhibit 5.1 to this Registration Statement on Form S‑4, No. 333‑125255)

8.1	Opinion of Troutman Sanders LLP as to tax matters

12.1	Computation of ratio of earnings to fixed charges (previously filed with the SEC as Exhibit 12.1 to this Registration Statement on Form S‑4, No. 333‑125255)

23.1	Consent of KPMG LLP (previously filed with the SEC as Exhibit 23.1 to this Registration Statement on Form S‑4, No. 333‑125255)

23.2	Consents of Troutman Sanders LLP (included in Exhibit 5.1 and Exhibit 8.1)

24.1	Powers of Attorney (included on the signature page to this Registration Statement on Form S-4, No. 333-125255)

25.1	Form T-1 Statement of Eligibility and Qualification of Trustee (previously filed with the SEC as Exhibit 25.1 to this Registration Statement on Form S‑4, No. 333‑125255)

99.1	Dealer Manager Agreement, dated May 26, 2005 between AGCO and Morgan Stanley & Co. Incorporated (previously filed with the SEC as Exhibit 99.1 to this Registration Statement on Form S‑4, No. 333‑125255)

99.2	Form of Letter of Transmittal (previously filed with the SEC as Exhibit 99.2 to this Registration Statement on Form S-4, No. 333-125255)

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed with the SEC as Exhibit 99.3 to this Registration Statement on Form S-4, No. 333-125255)

99.4	Form of Letter to Customers (previously filed with the SEC as Exhibit 99.4 to this Registration Statement on Form S-4, No. 333-125255)

99.5	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (previously filed with the SEC as Exhibit 99.5 to this Registration Statement on Form S‑4, No. 333‑125255)

      (b) Financial Statement Schedule. Schedule II (Valuation and Qualifying Accounts) of the consolidated financial statements of AGCO and its subsidiaries was previously filed with the SEC in Item 15 of AGCO’s 2004 Annual Report on Form 10-K and is incorporated in this registration statement by reference. Schedules other than that listed above have been omitted because the required information is contained in notes to the consolidated financial statements or because such schedules are not required or are not applicable.

      (c) Reports, Opinions and Appraisals. Not applicable.

Item 22. Undertakings

      (a) The undersigned registrant hereby undertakes through the expiration date of the exchange offer:

      (1) To file, during any period in which offers or sales are being made, a post effective amendment to this registration statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (b) The undersigned hereby undertakes to remove from registration by means of a post effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (c) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

       Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 3 to the Registration Statement on Form S‑4, No. 333‑125255, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Duluth, State of Georgia, on the 28th day of June, 2005.

AGCO Corporation
By:	/s/ Andrew H. Beck
Andrew H. Beck
Senior Vice President and Chief Financial Officer

       Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the Registration Statement on Form S‑4, No. 333‑125255, has been signed below on June 28, 2005 by the following persons in the capacities indicated.

SIGNATURE	CAPACITY

* Martin Richenhagen	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ Andrew H. Beck Andrew H. Beck	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
* P. George Benson, Ph.D.	Director
* W. Wayne Booker	Director
* Herman Cain	Director
* Wolfgang Deml	Director
* Gerald B. Johanneson	Director
* Curtis E. Moll	Director

* David E. Momot	Director
* Robert J. Ratliff	Director
* Wolfgang Sauer	Director
* Hendrikus Visser	Director

*By:	/s/ Andrew H. Beck

Andrew H. Beck
Attorney-In-Fact

Exhibit Index

Exhibit
Number	Description of Exhibits
3.1	Certificate of Incorporation (previously filed with the SEC as Exhibit 3.1 to AGCO’s Form 10-Q, filed August 14, 2002, and incorporated herein by reference)

3.2	By-Laws (previously filed with the SEC as Exhibit 3.2 to AGCO’s Form 10-K, filed March 29, 2002, and incorporated herein by reference)

4.1	Indenture dated December 23, 2003 between AGCO and SunTrust Bank (previously filed with the SEC as Exhibit 4.1 to AGCO’s Registration Statement on Form S-3, No. 333-113560, and incorporated herein by reference)

4.2	Form of First Supplemental Indenture, between AGCO and SunTrust Bank (previously filed with the SEC as Exhibit 4.2 to this Registration Statement on Form S‑4, No. 333‑125255)

4.3	AGCO agrees to furnish to the SEC upon request any other instrument with respect to long-term debt as to which the total amount of securities authorized does not exceed 10% of its total consolidated assets.

5.1	Opinion of Troutman Sanders LLP regarding the legality of the securities (previously filed with the SEC as Exhibit 5.1 to this Registration Statement on Form S‑4, No. 333‑125255)

8.1	Opinion of Troutman Sanders LLP as to tax matters

12.1	Computation of ratio of earnings to fixed charges (previously filed with the SEC as Exhibit 12.1 to this Registration Statement on Form S‑4, No. 333‑125255)

23.1	Consent of KPMG LLP (previously filed with the SEC as Exhibit 23.1 to this Registration Statement on Form S‑4, No. 333‑125255)

23.2	Consents of Troutman Sanders LLP (included in Exhibit 5.1 and Exhibit 8.1)

24.1	Powers of Attorney (included on the signature page to this Registration Statement on Form S-4, No. 333-125255)

25.1	Form T-1 Statement of Eligibility and Qualification of Trustee (previously filed with the SEC as Exhibit 25.1 to this Registration Statement on Form S‑4, No. 333‑125255)

99.1	Dealer Manager Agreement, dated May 26, 2005 between AGCO and Morgan Stanley & Co. Incorporated (previously filed with the SEC as Exhibit 99.1 to this Registration Statement on Form S‑4, No. 333‑125255)

99.2	Form of Letter of Transmittal (previously filed with the SEC as Exhibit 99.2 to this Registration Statement on Form S-4, No. 333-125255)

99.3	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (previously filed with the SEC as Exhibit 99.3 to this Registration Statement on Form S-4, No. 333-125255)

99.4	Form of Letter to Customers (previously filed with the SEC as Exhibit 99.4 to this Registration Statement on Form S-4, No. 333-125255)

99.5	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9 (previously filed with the SEC as Exhibit 99.5 to this Registration Statement on Form S‑4, No. 333‑125255)